FIRST PULASKI NATIONAL CORPORATION

2002 ANNUAL REPORT TO STOCKHOLDERS

ANNUAL REPORT

Always First ...*For You!*

First National Bank
Always First... For You!

OUR MISSION

- **To maximize shareholder value as an independent community bank.**
- **To provide superior customer products and services to the communities we serve.**
- **To create a rewarding environment that offers equal opportunity to all employess, while maintaining integrity and professionalism.**
- **To provide leadership, which will help to improve the quality of life for the citizens of the communities we server.**

Table of Contents

In Memory



Monte Claire Carpenter
1918 - 2002

Monte Claire Carpenter was an honorable, dedicated leader who gave her life to community service throughout Giles County. With a heart of gold, she provided encouragement and understanding for all the lives she touched- family, friends, neighbors, and fellow employees. Yet she was straight forward, and did not mind telling you where she stood. She believed in her church, First National Bank and her community. Monte Claire was an individual who had many talents – she could sing, speak, teach, cook, loan, act, manage city affairs, raise money, and organize horse shows. She was a lady who saw the good side of every person and project. Everyone agrees that Monte Claire was a gracious Southern lady who never said an unkind word about anyone. She was a good woman who went about doing good things and will be greatly missed.

FIRST PULASKI NATIONAL CORPORATION
206 S FIRST STREET * P.O. BOX 289 * PULASKI, TENNESSEE 38478
Phone: (931) 363-2585 * Fax: (931) 363-7574

James T. Cox
Chairman of the Board and CEO

Mark A. Hayes
President

To Our Shareholders

First Pulaski National Corporation achieved its 21st consecutive year of profitable growth and operations. The total assets at 2002 year-end were $381,669,730 which represents an increase of $18 million over year-end 2001. Our corporate net income after taxes exceeded $4 million. We are pleased to report that the board of directors approved cash dividends of $2,699,298 for 2002 which represents a combined dividend of $1.65 per share. Our corporation remains independently strong, sound and high performing.

The power of an independent bank is found in the communities we serve. It is imperative that we provide leadership roles in their development. We appreciate the people who so ably lead our banks and contribute their leadership expertise to their communities. The heart of the bank is loyal and dedicated employees who provide excellent customer service. In this annual report, we have featured some of the many outstanding people who make our company successful: board of directors, community and student advisory boards, and employees.

The highlights of our significant accomplishments for 2002 follow:

- Completion of the acquisition of the Bank of Belfast.
- Formation of the Emeritus and Pulaski Community Boards.
- Loan growth increased by 13% with a significant increase in loan reserves.
- Largest volume of mortgage loans on record.
- Gain in market share in each community.
- Internet banking for increased customer service.
- Outstanding results from the comprehensive examination by Office of the Comptroller of the Currency (OCC).
- Formation of FNBP Holdings, Inc., a Nevada corporation that will reduce taxes on our investment income portfolio.

The 2002 Annual Report to Shareholders includes our financial statements, which were audited by Putman and Hancock, Certified Public Accountants. We are blessed with good leadership, dedicated board members, strong officers, committed employees and supportive shareholders. With your help, we look forward in 2003 to achieving further growth and enhanced shareholder value as we capitalize on the opportunities available in each of our markets.

Thank you for your support and investment in First Pulaski National Corporation. We remain ***Always* First*...For You!***

Sincerely,

James T. Cox
Chairman and CEO

Mark A. Hayes
President

Board of Directors
First Pulaski National Corporation



Seated left to right: Charles D. Haney, M.D., Mark Hayes, Parmenas Cox, James T. Cox, William McNairy, Johnny Bevill

Standing left to right: Greg Dugger, D.D.S., Wade Boggs, James H. Butler, Bill Yancey, Rand Hayes, James K. Blackman, IV

Not Pictured: W. Harwell Murray, M.D., David Bagley

Advisory Boards



Seated left to right: Morris Ed Harwell, Joyce F. Chaffin, William Mittlesteadt

Standing left to right: Ken Lowry, John H. Norton, W.E. Walters

Giles County Emeritus Board

Seated left to right: Karen Cardin Spivey, Linda Lee Rogers, Eugene Morris, Robert H. Wynne, David Rackley, Debbie Braden, Fay F. Robinson

Standing left to right: George "Tommy" Watkins, Winston Rod Wells, James I. Green, Mitchell Birdsong, Donnie Moore, Lyman Brown, Ken Coleman, Jim Edmondson



Giles County Community Board



Seated left to right: Glen Magnusson, James H. Butler, Thomas Rochelle, Nick Holland

Standing left to right: John Curtis, Gearil Smith, Wade Boggs, Willard Whitt

Not pictured: Helen Stagner

Ardmore Community Board

Seated left to right: Harold Seals, Claudia Donalson, Curtis Ashby, Larry Stewart

Standing left to right: John Meadows, Robert Clark, Walter Szelich, Fred Ralston, M.D.

Not pictured: Micky Lawson, David Bagley and Terry Monks



Lincoln County Community Board

Student Advisory Boards



Ardmore

Front row left to right: Britney Brooks, Brooke Browning, Kristina Lindsey, Broke Smith, Kristen Phillips, Sami Pack

Back row left to right: Jacque Lacey, Brianne Kobeck, Donna Foster, Drew Davis, Christopher McCarley and Amber Quillin



Giles County

Seated left to right: Tyler Mittlesteadt, William Moore, Jeremy Doggett, Ryan Price, Josh Haney, Ben Foronda, Nathan Perry, Charlie Plunkett

Standing left to right: Ty Elders, Mary Doggett, Wynter Gilson, Ashley Hobbs, Jennifer Hickerson, Tana Braden, Cassie Turner, Amy Barber, Amy Bryant and Jodie Kimbrough

Student Advisory Boards



Lincoln County

Seated left to right: Sarah Rutledge, Adam Tipton, Travis Lopeman, John Holt, Michael Stults, Marie McCauley

Standing left to right: Rachel Perkins, Sarah Beth Sanders, Loren Milstead, Karen Beech, Nettie Halcomb, Zaritha Stewart, Carrie Simpson, Laura Barnes, Candace Moore, Angela Cowan



Marshall County

In Order of Schools

Marshall County High School: Lamonica Arnold, Nick Boyer, Brett Davis, Diana Green, Laura Ingram, Kevin Matthews, Victoria McCullough, Jon McKeever, Traci Moore, Adam Wilson

Cornersville High School: Page Chilton, Brianne Huitt, Echo Murdock, Tyler Trout, Robert Wolaver

Forrest High School: Bart Joyce, Andrea Poarch, Talia Tiedje, Vickie Tipps, and Caroline Wilson

Our Staffs



Ardmore



FNB Mortgage



Fayetteville and Park City

Our Staffs



Lewisburg and Belfast



Main Office, Minor Hill Road and Industrial Park

Community Involvement


MEMORY
WALK

Heritage Club

First National Bank's Heritage Club is about "relationship building"...with friends...with grandchildren...with banking...

2003 brings more and more of what First National Bank is known for..."customer service."

We encourage participation in our special events for our "over fifties", we take pride in remaining ***Always First...For You!***



2002 in Review

Parmenas Cox and Robert E. Curry Excellence Awards

Beginning in 1994, the Employee of the Year Award was replaced by the Parmenas Cox and Robert E. Curry Excellence Award. This award is based on the belief that the pursuit of excellence is the single most important attribute that an employee of First National Bank can possess.

Each year five winners are chosen for this award: One from Lincoln County, one from Ardmore, one from Marshall County and two from Pulaski.

All 2002 winners have met the criteria in exemplary fashion.



Don Haney
Giles County



Tom Holland
Lincoln County



Glenda Magnusson
Ardmore



Sandra McPherson
Marshall County



Judy Pruett
Giles County

FIRST PULASKI NATIONAL CORPORATION
PULASKI, TENNESSEE 38478

MANAGEMENT'S STATEMENT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of First Pulaski National Corporation and its subsidiaries are responsible for the content and integrity of the financial statements and all other financial information included in this annual report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis to reflect, in all material respects, the substance of events and transactions that should be included, and that the other financial information in the annual report is consistent with those financial statements. The financial statements necessarily include amounts that are based on management's best estimates and judgements.

Management is further responsible for maintaining a system of internal accounting controls, designed to provide reasonable assurance that the books and records reflect the transactions of the Corporation and that its established policies and procedures are carefully followed. Management reviews and modifies the system of internal accounting controls to improve its effectiveness, and the system is augmented by written policies, the careful selection and training of qualified personnel, and a program of internal audit. Management believes that the system of internal accounting control provides reasonable assurance that assets are safeguarded and the financial information is objective and reliable.

Independent public accountants are engaged to audit the financial statements of the Corporation and issue a report thereon. They have informed management that the audits were conducted in accordance with auditing standards generally accepted in the United States of America that require a review of and evaluation of internal accounting controls to determine the nature, timing and extent of audit testing.

The Board of Directors, through its Audit Committee, is responsible for providing reasonable assurance that management fulfills its responsibilities in the preparation of the financial statements and in the maintenance of the system of internal accounting control. The Audit Committee annually selects the independent public accountants and submits its selection to the Board of Directors for approval. The Audit Committee meets with management, the independent public accountants and the internal auditors, approves the overall scope of audit work and reviews audit reports and findings.

James T. Cox
Chairman & Chief Executive Officer

Mark Hayes
President

PUTMAN & HANCOCK
Certified Public Accountants

219 East College Street
P.O. Box 722
Fayetteville, Tennessee 37334
(931) 433-1040
Fax (931) 433-9290

118 North Third Street
P.O. Box 724
Pulaski, Tennessee 38478
(931) 424-1040
Fax (931)-363-5222

INDEPENDENT AUDITOR'S REPORT

Stockholders and Board of Directors
First Pulaski National Corporation
Pulaski, Tennessee

We have audited the accompanying consolidated balance sheets of First Pulaski National Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of First Pulaski National Corporation and Belfast Holding Company, Inc. and subsidiary (Belfast) on October 17, 2001, which has been accounted for using the pooling of interests method as described in Note B to the Consolidated Financial Statements. We did not audit the consolidated financial statements of Belfast for the year ended December 31, 2000, which statements reflect net interest income of 8% in 2000 of the related First Pulaski National Corporation consolidated totals. Those Belfast statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Belfast, is based solely on the report of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and, for 2000, the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Pulaski National Corporation and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Fayetteville, Tennessee
February 28, 2003

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001

ASSETS

	2002	2001
Cash and due from banks	$ 13,933,354	$ 15,206,058
Federal funds sold	5,220,000	8,223,000
Total cash and cash equivalents	19,153,354	23,429,058
Securities available for sale	114,161,308	115,199,716
Securities held to maturity (fair value $351,531)	-	349,895
Loans		
Loans net of unearned income	233,255,433	208,917,012
Allowance for loan losses	(3,809,625)	(3,087,586)
Total net loans	229,445,808	205,829,426
Bank premises and equipment	10,292,144	11,106,434
Accrued interest receivable	3,755,962	4,100,074
Other real estate owned	1,129,191	296,686
Prepayments and other assets	3,731,963	3,320,498
TOTAL ASSETS	**$ 381,669,730**	**$ 363,631,787**

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Deposits		
Noninterest bearing	$ 45,007,259	$ 40,358,687
Interest bearing	286,240,489	276,275,350
Total deposits	331,247,748	316,634,037
Other borrowed funds	3,562,216	1,455,615
Accrued taxes	369,818	-
Accrued interest on deposits	891,494	1,456,598
Other liabilities	1,596,205	2,350,327
TOTAL LIABILITIES	**337,667,481**	**321,896,577**
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; authorized - 10,000,000 shares; 1,642,036 and 1,632,774 shares issued and outstanding, respectively	1,642,036	1,632,774
Capital surplus	4,656,050	4,582,699
Retained earnings	35,471,905	34,104,938
Accumulated other comprehensive income, net	2,232,258	1,414,799
TOTAL STOCKHOLDERS' EQUITY	**44,002,249**	**41,735,210**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 381,669,730**	**$ 363,631,787**

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2002, 2001 and 2000

	2002	2001	2000
INTEREST INCOME			
Loans, including fees	$ 18,516,317	$ 19,802,325	$ 19,802,559
Securities			
Taxable	4,775,570	5,420,572	4,507,074
Non-taxable	1,055,918	971,399	816,078
Federal funds sold	147,289	567,269	503,494
Total Interest Income	**24,495,094**	**26,761,565**	**25,629,205**
INTEREST EXPENSE			
Interest on deposits			
Transaction accounts	368,133	566,376	489,691
Money market deposit accounts	1,421,559	525,490	219,216
Other savings deposits	448,744	420,000	562,335
Time certificates of deposit of $100,000 or more	2,754,721	4,448,157	3,973,687
All other time deposits	3,830,776	6,693,884	6,633,020
Borrowed funds	138,435	102,379	114,684
Total Interest Expense	**8,962,368**	**12,756,286**	**11,992,633**
NET INTEREST INCOME	15,532,726	14,005,279	13,636,572
Provision for loan losses	1,614,345	1,047,196	462,011
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	**13,918,381**	**12,958,083**	**13,174,561**
OTHER INCOME			
Service charges on deposit accounts	2,313,571	2,458,769	2,424,590
Commissions and fees	460,332	588,480	257,459
Other service charges and fees	209,502	217,128	193,914
Security gains (losses), net	260,201	372,418	(71,268)
Gains (losses) on sale of other assets, net	(51,948)	19,719	34,152
Dividends	97,325	94,392	142,749
Mortgage banking fees	491,686	274,601	165,232
Total Other Income	**3,780,669**	**4,025,507**	**3,146,828**
OTHER EXPENSES			
Salaries and employee benefits	6,375,617	5,719,319	5,218,830
Occupancy expense, net	1,140,370	1,096,445	1,154,231
Furniture and equipment expense	1,078,718	847,626	702,080
Advertising and public relations	551,669	523,918	575,477
Other operating expenses	2,612,653	2,574,245	2,351,342
Total Other Expenses	**11,759,027**	**10,761,553**	**10,001,960**
Income before income taxes	5,940,023	6,222,037	6,319,429
Applicable income taxes	1,873,758	1,967,525	2,047,055
NET INCOME	**$ 4,066,265**	**$ 4,254,512**	**$ 4,272,374**
Earnings per common share			
Basic	$ 2.49	$ 2.61	$ 2.61
Diluted	$ 2.47	$ 2.60	$ 2.59

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2002, 2001, and 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,066,265	$ 4,254,512	$ 4,272,374
Adjustments to reconcile net income to net cash provided by operating activities-			
Provision for loan losses	1,614,345	1,047,196	462,011
Depreciation	1,099,330	893,450	870,727
Amortization and accretion of investment securities, net	394,499	(21,566)	80,106
Deferred income tax expense (benefits)	(232,489)	18,612	61,976
(Gain) loss on sale of other assets	51,948	(19,719)	(34,152)
Security (gains) losses, net	(260,201)	(372,418)	71,268
Loans originated for sale	(17,971,329)	(9,181,380)	(5,587,526)
Proceeds from sale of loans	18,382,429	8,524,383	5,440,329
(Increase) decrease in interest receivable	344,112	121,024	(496,886)
(Increase) in prepayments and other assets	(411,465)	(1,387,331)	(43,658)
Increase (decrease) in accrued interest on deposits	(565,104)	(1,344,683)	926,314
Increase (decrease) in accrued taxes	369,818	(275,164)	64,842
Increase (decrease) in other liabilities	(975,344)	1,604,444	250,355
Cash Provided by Operating Activities, net	5,906,814	3,861,360	6,338,080
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities available for sale	(50,923,959)	(64,184,617)	(36,909,499)
Proceeds from sales of securities available for sale	5,724,410	19,868,460	8,814,906
Proceeds from maturities of securities available for sale	47,724,725	28,819,759	8,466,629
Net increase in loans	(26,825,851)	(11,884,780)	(6,296,383)
Capital expenditures	(315,052)	(3,890,382)	(1,709,402)
Proceeds from sale of other assets	329,582	120,042	319,383
Cash Used by Investing Activities, net	(24,286,145)	(31,151,518)	(27,314,366)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from borrowings	2,346,000	-	-
Borrowings repaid	(239,399)	(202,890)	(190,585)
Net increase in deposits	14,613,711	36,557,395	22,059,703
Cash dividends paid	(2,699,298)	(2,597,261)	(2,604,042)
Proceeds from issuance of common stock	585,478	582,312	628,700
Common stock repurchased	(502,865)	(510,747)	(3,487,493)
Cash Provided by Financing Activities, net	14,103,627	33,828,809	16,406,283
INCREASE (DECREASE) IN CASH, net	(4,275,704)	6,538,651	(4,570,003)
CASH AND CASH EQUIVALENTS, beginning of year	23,429,058	16,890,407	21,460,410
CASH AND CASH EQUIVALENTS, end of year	$ 19,153,354	$ 23,429,058	$ 16,890,407

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2002, 2001 and 2000

	Common Stock		Capital	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Surplus	Earnings	Income (Loss), net	Total
Balance at December 31, 1999	1,672,085	$ 1,672,085	$ 7,330,616	$ 30,779,355	$ (1,025,700)	$ 38,756,356
Comprehensive income						
Net income	0	-	-	4,272,374	-	-
Change in unrealized gains (losses) on AFS securities, net of tax	0	-	-	-	1,619,467	-
Less reclassification adjustment, net of income tax of $24,234					47,037	
Comprehensive income	0	-	-	-	-	5,938,878
Cash dividends paid $1.59 per share	0	-	-	(2,604,042)	-	(2,604,042)
Common stock issued	17,275	17,275	611,425			628,700
Common stock repurchased	-65,838	(65,838)	(3,421,655)	-	-	(3,487,493)
Balance at December 31, 2000	1,623,522	1,623,522	4,520,386	32,447,687	640,804	39,232,399
Comprehensive income						
Net income	0	-	-	4,254,512	-	-
Change in unrealized gains (losses) on AFS securities, net of tax	0	-	-	-	1,019,764	-
Less reclassification adjustment, net of income tax of $126,622	0	-	-	-	(245,769)	-
Comprehensive income	0	-	-	-	-	5,028,507
Cash dividends paid $1.57 per share	0	-	-	(2,597,261)	-	(2,597,261)
Common stock issued	19,524	19,524	562,788	-	-	582,312
Common stock repurchased	-10,272	(10,272)	(500,475)	-	-	(510,747)
Balance at December 31, 2001	1,632,774	1,632,774	4,582,699	34,104,938	1,414,799	41,735,210
Comprehensive income						
Net income	0	-	-	4,066,265	-	-
Change in unrealized gains (losses) on AFS securities, net of tax	0	-	-	-	989,192	-
Less reclassification adjustment, net of income tax of $88,468	0	-	-	-	(171,733)	-
Comprehensive income	0	-	-	-	-	4,883,724
Cash dividends paid $1.65 per share	0	-	-	(2,699,298)	-	(2,699,298)
Common stock issued	19,325	19,325	566,153	-	-	585,478
Common stock repurchased	-10,063	(10,063)	(492,802)	-	-	(502,865)
Balance at December 31, 2002	1,642,036	$ 1,642,036	$ 4,656,050	$ 35,471,905	$ 2,232,258	$ 44,002,249

The accompanying notes are an integral part of these financial statements.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies

First Pulaski National Corporation (the "Corporation") through its subsidiaries provides domestic financial and insurance services in Giles, Marshall and Lincoln County, Tennessee, to customers who are predominantly small and middle-market businesses and middle-income individuals. The accounting and reporting policies of the Corporation and its subsidiaries conform to generally accepted accounting principles in the United States of America and to general practice within the financial services industry. The accounting policies of the Corporation and the methods of applying those policies that materially affect the accompanying financial statements are presented below.

Basis of Presentation
The consolidated financial statements include the accounts of First Pulaski National Corporation and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts in the prior years' financial statements have been reclassified to conform to the 2002 presentation. These reclassifications are immaterial and had no effect on net income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimate relates to the adequacy of the allowance for losses on loans. Actual results could differ from those estimates.

Cash and Due From Banks
Included in cash and due from banks are legally reserved amounts which are required to be maintained on an average basis in the form of cash and balances from the Federal Reserve Bank and other banks. The average amount of those reserve requirements was approximately $3,743,000 and $2,444,000 for the years ended December 31, 2002 and 2001. From time to time throughout the year, the balances due from other financial institutions exceeded FDIC insurance limits. Management considers this to be a normal business risk.

Statements of Cash Flows
Cash and cash equivalents as presented in the consolidated statements of cash flows include cash and due from banks and federal funds sold. Cash flows from operating activities reflect interest paid of $9,529,853, $14,100,969 and $11,066,320 and income taxes paid of $1,975,000, $2,233,229, and $2,000,500 for the years ended December 31, 2002, 2001 and 2000, respectively.

Securities
Securities are classified at the time of purchase as either held to maturity or available for sale. The Corporation defines held to maturity securities as securities for which management has the positive intent and ability to hold to maturity. Held to maturity securities are carried at amortized cost. Securities available for sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors. Securities available for sale are carried at fair value. Unrealized holding gains and losses for available for sale securities are reported, net of tax, in other comprehensive income. The amortized cost of all securities is adjusted for amortization of premium and accretion of discount to maturity or earlier calls date if appropriate. Such amortization and accretion is included in interest income from securities. Gains and losses from sales of available for sale securities are computed using the specific identification method.

Mortgage Banking
The Corporation originates first-lien mortgage loans for the purpose of selling them in the secondary market. Mortgage loans held for sale are recorded at cost, which approximates market value. Gains and losses realized from the sale of these assets are included in noninterest income. Servicing rights related to the mortgages sold are not retained. Loans include loans held for sale at December 31, 2002 and 2001, totaling $721,500 and $1,132,600, respectively.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - (Continued)

Loans and Allowance for Loan Losses
Loans are reported at the principal amounts outstanding, net of unamortized nonrefundable loan fees. Deferred net fees are recognized in loan interest income and fees over the loan term using a method that generally produces a level yield on the unpaid loan balance.

Impaired loans are specifically reviewed loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Impairment of a loan is measured by comparing the recorded investment in the loan with the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A valuation allowance is provided to the extent that the measure of the impaired loan is less than the recorded investment.

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest unless such loans are well secured and in the process of collection.

Interest income is accrued principally on a simple interest basis. Payments received on impaired loans for which the ultimate collectibility of principal is uncertain are generally applied first as principal reductions. Interest collections on nonaccrual loans for which the ultimate collectibility of principal is uncertain are applied as principal reductions. Otherwise, such collections are credited to income when received.

The allowance for loan losses is maintained at a level which is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The Corporation's methodology for assessing the appropriateness of the allowance consists of several elements, which include the formula allowance, specific allowances and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on the Corporation's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the above formula. Every nonperforming loan in excess of $25,000 and all loans classified as "Other Assets Especially Mentioned" over $100,000 are reviewed quarterly by the Board's Executive and Loan Committee to review the level of loan losses required to be specifically allocated.

The unallocated allowance is based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions evaluated in connection with the unallocated allowance may include existing economic and business conditions affecting the key lending areas of the Corporation, credit quality trends, collateral values, loan volumes and concentrations and specific industry conditions.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line and various accelerated methods at rates calculated to amortize the cost of assets over their estimated useful lives. Cost of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Estimated useful lives are twenty to thirty nine years for premises and five to seven years for equipment. No interest was capitalized in 2002, 2001 or 2000.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - (Continued)

Other Real Estate Owned

Other real estate owned consists of properties acquired through foreclosures and premises not used for business operations. These properties are valued at the lower of cost or estimated net realizable value. Cost includes loan principal, accrued interest, and foreclosure expense. Estimated net realizable value is the estimated selling price in an orderly disposition reduced by estimated selling costs and future carrying costs. The excess of cost over net realizable value at the time of foreclosure is charged to the allowance for loan losses. The estimated net realizable fair value is reviewed periodically and any write-downs are charged against current earnings as market adjustments.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, SFAS No. 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees". The Corporation has elected to continue to measure compensation cost for its stock option plans under the provisions in APB Opinion 25. No stock-based compensation cost is reflected in net income, as all options granted had an exercise plan equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123.

	2002	2001	2000
Net income as reported	$ 4,066,265	$ 4,254,512	$ 4,272,374
Deduct: Stock based compensation expense determined under fair value based method	3,186	54,865	137,625
Pro-forma net income	4,063,079	4,199,647	4,134,749
Basic earnings per share as reported	2.49	2.61	2.61
Pro-forma basic earnings per share	2.48	2.57	2.52
Diluted earnings per share as reported	2.47	2.60	2.59
Pro-forma diluted earnings per share	2.47	2.57	2.51

In calculating the pro forma disclosures, the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000, respectively: dividend yield of 5.3 percent for 2002 and 5.0 percent for 2001 and 2000; expected volatility of 12.0 percent for 2002 and 2001 and 11.0 percent for 2000; risk-free interest rates of 4.5, 4.0 and 6.0 percent in 2002, 2001 and 2000, respectively; and expected lives of 2 years in 2002 and 4 years in 2001 and 2000.

Advertising Costs

The Corporation expenses the costs of advertising when these costs are incurred.

Income Taxes

The Corporation files a consolidated Federal income tax return with its subsidiaries. Income tax expense is allocated among the parent company and its subsidiaries as if each had filed a separate return. The provision for income taxes is based on income reported for consolidated financial statement purposes and includes deferred taxes resulting from the recognition of certain revenues and expenses in different periods for tax reporting purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be realized or settled. Recognition of certain deferred tax assets is based upon management's belief that, based upon historical earnings and anticipated future earnings, normal operations will continue to generate sufficient future taxable income to realize these benefits. A valuation allowance is established for deferred tax assets when, in the opinion of management, it is more likely than not, that the asset will not be realized.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - (Continued)

Earnings Per Share
Basic and diluted earnings per share (EPS) are shown on the face of the earnings statement. Basic EPS is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the year. No dilution for any potentially diluted securities is included. Diluted EPS assumes the conversion of all options.

Transfer and Servicing of Financial Assets and Extinguishments of Liabilities
Accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities is based on an application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers of assets that are secured borrowings.

Segments Reporting
Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") revises the definition of reportable 'segments' and the presentation of related disclosures. The standard focuses on the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity's "chief decision maker" (which can be an individual or group of management persons). The Statement permits aggregation or combination of segments that have similar characteristics. In the Corporation's operations, the bank and its branches are viewed by management as being separately identifiable businesses or segments from the perspective of monitoring performance and allocation of financial resources. Although the banks and branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Further, the bank and the Corporation are subject to substantially similar laws and regulations unique to the banking industry. Accordingly, the Corporation's consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Insurance Subsidiary
Insurance premium and commission income and acquisition costs are recognized over the terms of the related policies. Losses are recognized as incurred.

Comprehensive Income
Comprehensive income includes net income and all other changes in equity during a period except those resulting from investments by owners and distributions to owners. Other comprehensive income includes revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Comprehensive income and accumulated other comprehensive income are reported net of related income taxes.

Effect of New Accounting Pronouncements
In June of 2001, The Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". This statement addressed financial accounting and reporting for business combinations and requires that all business combinations be accounted for by a single method: the purchase method. The single method approach used in this statement reflects the conclusion that virtually all business combinations are acquisitions and thus all business combinations should be accounted for in the same way as are the acquisitions of other assets: based on the values exchanged. This statement is effective in fiscal years beginning after June 30, 2001. Management has determined that the implementation of SFAS 141 will not be material to the results of operations.

In July of 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets". This statement requires that goodwill and certain other intangible assets having indefinite lives no longer be amortized to earnings, but instead be subject to periodic testing for impairment. This statement is effective for fiscal years beginning after January 1, 2002. Management has determined that the implementation of SFAS No. 142 will not be material to the results of operations.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement superseded Statement 121 and provides a single accounting model for long-lived assets to be disposed of. Although retaining many of the fundamental recognition and measurement provisions of Statement 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. Statement 144 also supersedes the provisions of APB Opinion 30 with regard to reporting the effects of a disposal of a segment

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - (Continued)

Effect of New Accounting Pronouncements - (Continued)
of a business and will require expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. In addition more dispositions will qualify for discontinued operations treatment in the income statement. Management does not anticipate that this statement will have a material impact on its financial condition or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which becomes effective beginning January 1, 2003. This statement requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained for such cost. Applicable costs include employee termination benefits, contract termination costs, and cost to consolidate facilities or relocate employees. The adoption of this standard is not expected to have a material impact on the Corporation's results of operations, financial position, or liquidity.

In October 2002, SFAS No. 147, "Acquisitions of Certain Financial Institutions" was issued, which provides guidance on the accounting for the acquisition of a financial institution and supersedes the specialized accounting guidance provided in SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions." SFAS No. 147 is effective immediately and requires companies to cease amortization of unidentified intangible assets associated with certain branch acquisitions. Upon adoption of SFAS No. 147, the amount of unidentifiable intangible assets previously recorded was reclassified to goodwill. SFAS No. 147 also modifies SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets and thus subject those intangible assets to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions required for other long-lived assets. While SFAS 147 may affect how future business combinations, if undertaken, are accounted for and disclosed in the financial statements, the issuance of the new guidance currently has no effect on the Corporation's results of operations, financial position, or liquidity.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS No. 123's fair value method of accounting, if a corporation so elects. The Corporation is reviewing SFAS No. 148 and has not yet made a decision on the adoption of the fair value method of recording stock options under SFAS No. 123.

In November 2002, the FASB issued FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, including, among others, guarantees to employee compensation, residual value guarantees under capital lease arrangements, commercial letters of credit, loan commitments, subordinated interests in a special purpose entity, and guarantees of a corporation's own future performance. Other guarantees are subject to the disclosure requirements of Fin 45 but not to the recognition provisions and include, among others, a guarantee accounted for as a derivative instrument under SFAS No. 133, a parent's guarantee of debt owed to a third party by its subsidiary or vice versa, and a guarantee which is based on performance not price. The disclosure requirements of Fin 45 are effective as of December31, 2002. Management does not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

In January 2003, FASB issued FIN 46, Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be include in a corporation's consolidated financial

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Summary of Significant Accounting Policies - (Continued)

Effect of New Accounting Pronouncements - (Continued)

statements. A corporation that holds variable interests in an entity will need to consolidate the entity if the corporation's interest in the VIE is such that the corporation will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. The provisions of this interpretation became effective upon issuance. Management does not expect the requirements of FIN 46 to have any impact on the Corporation's results of operations, financial position, or liquidity.

Note B – Mergers and Acquisitions

On October 17, 2001, First Pulaski National Corporation issued 88,124 common shares to acquire Belfast Holding Company, Inc. and its wholly owned subsidiary, the Bank of Belfast. First Pulaski National Corporation exchanged 2.98 shares of its common stock for each share of Belfast Holding Company's common stock. Belfast Holding Company, Inc. was a $21.8 million asset financial service holding company headquartered in Belfast, Tennessee, with a branch office in Lewisburg, Tennessee. The transaction was accounted for as a pooling-of-interests, and, accordingly, the consolidated financial statements have been restated to include the results of Belfast Holding Company, Inc. for all periods presented. In 2002 the Bank of Belfast was merged into the Corporation's wholly owned bank subsidiary, First National Bank of Pulaski.

First Pulaski National Corporation recorded merger charges of approximately $73,500 in 2001. These charges were primarily professional fees associated with the acquisition of Belfast Holding Company, Inc.

Note C - Securities

The following is a summary of the amortized cost and estimated fair value of securities at December 31:

2002	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available for Sale				
U.S. Treasury securities	$ 100,791	$ 522	$ -	$ 101,313
U.S. Government agencies	40,607,015	1,030,752	-	41,637,767
Obligations of states and political subdivisions	27,560,761	1,256,837	7,228	28,810,370
Mortgage-backed securities	10,544,459	260,403		10,804,862
Other debt securities	30,131,565	1,019,203	78,355	31,072,413
Other securities	1,801,014	-	66,431	1,734,583
	$ 110,745,605	**$ 3,567,717**	**$ 152,014**	**$ 114,161,308**
2001				
Available for Sale				
U.S. Treasury securities	$ 249,979	$ 921	$ -	$ 250,900
U.S. Government agencies	64,356,068	1,356,495	115,998	65,596,565
Obligations of states and political subdivisions	22,241,900	530,357	101,923	22,670,334
Other debt securities	25,814,112	617,974	66,942	26,365,144
Other securities	393,124	-	76,351	316,773
	$ 113,055,183	**$ 2,505,747**	**$ 361,214**	**$ 115,199,716**
Held to Maturity				
U.S.Treasury securities	$ 100,875	$ 656	$ -	$ 101,531
Other debt securities	249,020	980	-	250,000
	$ 349,895	**$ 1,636**	**$ -**	**$ 351,531**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note C - Securities - (Continued)

The following is a summary of the amortized cost and estimated fair value of debt securities by contractual maturity at December 31, 2002:

	Cost	Fair Value
Due in one year or less	$ 16,586,176	$ 16,706,908
Due after one year through five years	78,607,251	81,410,462
Due after five years through ten years	14,496,784	14,873,439
Due after ten years	1,055,394	1,170,499
TOTAL	**$ 110,745,605**	**$ 114,161,308**

Net gains realized from securities transactions for 2002, 2001 and 2000 were:

2002	**Proceeds**	**Book Value**	**Gross Realized Gains**	**Gross Realized Losses**	**Net Realized**
Securities sold	$ 5,724,410	$ 5,500,000	$ 224,410	$ -	$ 224,410
Securities matured or redeemed	47,724,725	47,688,934	35,791	-	35,791
	$ 53,449,135	$ 53,188,934	$ 260,201	$ -	$ 260,201
2001					
Securities sold	$ 19,868,460	$ 19,522,691	$ 368,038	$ 22,269	$ 345,769
Securities matured or redeemed	28,819,759	28,793,110	26,649	-	26,649
	$ 48,688,219	$ 48,315,801	$ 394,687	$ 22,269	$ 372,418
2000					
Securities sold	$ 8,814,906	$ 8,886,174	$ 6,557	$ 77,825	$ (71,268)
Securities matured or redeemed	8,466,629	8,466,629	-	-	-
	$ 17,281,535	$ 17,352,803	$ 6,557	$ 77,825	$ (71,268)

Income tax expense (benefit) attributable to securities transactions was $88,468, $126,622 and $(24,231) for 2002, 2001 and 2000, respectively.

Securities with a book value of $34,539,477 and $28,184,948 at December 31, 2002 and 2001, respectively, were pledged to secure public monies and for other purposes as required or permitted by law.

There were no securities of a single issuer, other than U.S. Treasury and other U.S. government agency securities that were payable from and secured by the same source of revenue or taxing authority that exceeded 10% of consolidated stockholders' equity at December 31, 2002 or 2001.

Note D - Loans and Allowance for Loan Losses

Credit risk represents the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. Concentrations of credit risk or types of collateral arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Corporation does not have a significant concentration to any individual customer or counterparty. The major concentrations of credit risk for the Corporation arise by collateral type in relation to loans and credit commitments. The only significant concentration that exists is in loans secured by real estate and agricultural related loans. Although the Corporation has a loan portfolio diversified by type of risk, the ability of its customers to honor their contracts is to some extent dependent upon their regional economic condition. A geographic concentration arises because the

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note D - Loans and Allowance for Loan Losses - (Continued)

Corporation grants commercial, real estate and consumer loans primarily to customers in Giles, Marshall and Lincoln County, Tennessee. In order to mitigate the impact of credit risk, management strives to identify loans experiencing difficulty early enough to correct the problems and to maintain an allowance for loan losses to cover inherent losses in the loan portfolio.

The following is a summary of loans at December 31:

	2002	2001
Construction and land development	$ 10,901,052	$ 8,879,394
Commercial and industrial	20,998,593	19,169,210
Agricultural	7,871,559	8,232,849
Real estate loans secured by		
Farmland	24,018,529	23,473,644
Residential property	59,479,195	52,311,035
Nonresidential, nonfarm	78,783,897	60,773,258
Loans to individuals	26,845,282	31,040,311
Other loans	4,659,752	5,481,745
	233,557,859	209,361,446
Unearned income	(302,426)	(444,434)
TOTAL	**$ 233,255,433**	**$ 208,917,012**

At December 31, 2002, 2001 and 2000, impaired loans totaled $7,236,654, $2,161,873, and $1,116,771, respectively. The amount of interest income actually recognized on these loans during 2002, 2001 and 2000, was $227,489, $68,023, and $14,592, respectively. The additional amount of interest income that would have been recorded during 2002, 2001 and 2000, if the above amounts had been current in accordance with their original terms was $280,896, $258,474, and $64,461, respectively.

As of December 31, 2002, the Corporation's recorded investment in impaired loans and the related valuation allowance are as follows:

	Recorded Investment	Valuation Allowance
Impaired Loans		
Valuation allowance required	$ 6,351,061	$ 1,683,023
No valuation allowance required	885,593	-
Total Impaired Loans	$ 7,236,654	$ 1,683,023

The valuation allowance is included in the allowance for loan losses on the balance sheet.

The average recorded investments in impaired loans for the years 2002, 2001 and 2000 were $4,831,765, $1,709,747 and $1,121,941, respectively. At December 31, 2002, there were no outstanding commitments to advance funds to customers whose loans were not performing.

Loans past due 90 days or more and accruing interest were $394,898, $402,425, and $378,616 at December 31, 2002, 2001 and 2000, respectively.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note D - Loans and Allowance for Loan Losses - (Continued)

Certain related parties (principally directors, including their families and companies in which they are principal owners) are loan customers of the Corporation's bank subsidiary. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than a normal risk of collectibility. The following table summarizes the changes in related party loans for 2002 and 2001:

	2002	2001
Balance at beginning of year	$ 1,709,889	$ 3,480,866
Additions	2,185,250	1,945,402
Repayments	(1,933,172)	(3,585,744)
No longer related	-	(130,635)
Balance at end of year	**$ 1,961,967**	**$ 1,709,889**

Transactions in the allowance for loan losses were as follows:

	2002	2001	2000
Balance at beginning of year	$ 3,087,586	$ 2,883,621	$ 3,102,504
Less Charge-offs:			
Real estate -			
Residential	117,487	80,627	9,542
Agricultural	2,120	-	47,377
Other	71,454	-	5,094
Commercial	334,751	155,636	283,200
Agricultural	84,665	61,006	120,857
Individuals	611,903	858,262	532,513
	1,222,380	1,155,531	998,583
Add-Recoveries:			
Real estate -			
Residential	4,170	800	2,306
Agricultural	2,400	-	-
Other	19,416	-	-
Commercial	46,402	66,771	74,985
Agricultural	13,008	25,736	8,797
Individuals	244,678	218,993	231,601
	330,074	312,300	317,689
Net Charge-offs	892,306	843,231	680,894
Add-Provision charged to operations	1,614,345	1,047,196	462,011
Balance at end of year	**$ 3,809,625**	**$ 3,087,586**	**$ 2,883,621**
Ratio of net charge-offs to average loans outstanding during the year	**0.40%**	**0.43%**	**0.35%**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note E - Bank Premises and Equipment

The following is a summary of bank premises and equipment at December 31:

2002	Cost	Accumulated Depreciation & Amortization	Carrying Amount
Land	$ 1,584,717	$ -	$ 1,584,717
Buildings	11,781,360	4,433,292	7,348,068
Furniture and equipment	6,198,467	4,863,250	1,335,217
Leasehold improvements	54,959	30,817	24,142
TOTAL	**$ 19,619,503**	**$ 9,327,359**	**$ 10,292,144**
2001			
Land	$ 1,540,589	$ -	$ 1,540,589
Buildings	11,921,760	4,179,582	7,742,178
Furniture and equipment	7,078,504	5,269,140	1,809,364
Leasehold improvements	457,271	442,968	14,303
TOTAL	**$ 20,998,124**	**$ 9,891,690**	**$ 11,106,434**

The following is a summary of non-cancelable minimum operating lease commitments for real property, excluding cancelable short-term commitments, principally for equipment.

Year	Annual Commitments	Year	Annual Commitments
2003	$ 27,600	2008 - 2012	$ 30,000
2004	27,600	2013 - 2014	8,500
2005	27,600		
2006	27,600		
2007	6,000		

Rents charged to operations under operating lease agreements for the years 2002, 2001 and 2000 were $32,066, $71,167 and $78,032, respectively.

Note F - Prepayments and Other Assets

The following is a summary of prepayments and other assets at December 31:

	2002	2001
Prepaid expenses	$ 164,621	$ 188,410
Federal Home Loan Bank stock, at cost	1,214,500	1,149,300
Federal Reserve Bank stock, at cost	114,900	112,500
Other investments	359,000	349,000
Investment in life insurance contracts	1,427,062	1,122,409
Deferred acquisition costs	206,560	222,646
Other	245,320	176,233
TOTAL	**$ 3,731,963**	**$ 3,320,498**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note G - Deposits

The following is a summary of deposits at December 31:

		2002		2001
Noninterest bearing				
Demand	$	43,080,750	$	42,027,306
Interest bearing				
Demand		27,352,019		24,701,457
Savings/Money Market		105,520,368		45,745,695
Other time		91,239,906		118,677,164
Certificates of deposit $100,000 and over		64,054,705		85,482,415
TOTAL	**$**	**331,247,748**	**$**	**316,634,037**

The aggregate maturities of time deposits at December 31, 2002, are summarized as follows:

Due within 1 year	$	107,003,940
Due after 1 year through 3 years		41,878,813
Due after 3 years		7,711,733
	$	**156,594,486**

Note H - Other Borrowed Funds

The following is a summary of other borrowed funds at December 31:

		2002		2001
Advances payable to Federal Home Loan Bank				
Dated 11-17-93, matures 12-01-08, payable $1,682 per month including interest at 5.95%	$	101,654	$	115,348
Dated 06-22-94, matures 07-01-04, payable $11,077 per month including interest at 5.95%		200,379		317,569
Dated 10-16-95, matures 11-01-05, payable $2,750 per month including interest at 6.70%		87,197		113,390
Dated 02-02-96, matures 03-01-16, payable $2,237 per month including interest at 6.50%		238,008		248,987
Dated 02-12-96, matures 03-01-11, payable $3,087 per month including interest at 6.25%		238,289		259,705
Dated 04-16-97, matures 05-01-12, payable $4,607 per month including interest at 7.40%		374,093		400,616
Dated 02-14-02, matures 03-01-12, payable $3,881 per month including interest at 5.46%		554,036		-
Dated 02-14-02, matures 03-01-12, payable $3,291 per month including interest at 5.46%		469,854		-
Dated 10-25-02, matures 11-01-09, payable $3,152 per month including interest at 4.46%		498,706		-
Dated 11-08-02, matures 12-01-12, payable $2,615 per month including interest at 4.15%		350,000		-
Dated 11-12-02, matures 12-01-12, payable $3,349 per month including interest at 4.09%		450,000		-
TOTAL	**$**	**3,562,216**	**$**	**1,455,615**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note H - Other Borrowed Funds - (Continued)

The advances are secured by a pledge of Federal Home Loan Bank stock with a par value of $1,214,500 and a blanket pledge of $4,808,991 first mortgage loans against single family, 1-4 unit residential properties.

Advances payable are scheduled to mature December 31:

2003	$	316,162
2004		279,197
2005		212,492
2006		193,840
2007		205,084
2008-2012		1,954,068
2013-2016		401,373
	$	**3,562,216**

At December 31, 2002, First National Bank of Pulaski had an unsecured line of credit from a correspondent bank for federal fund purchases and daylight overdrafts totaling $45,000,000. No advances had been made against this line at December 31, 2002.

Note I - Income Taxes

The components of income taxes for the three years ended December 31 are as follows:

		2002		**2001**		**2000**
Federal						
Current	$	1,746,080	$	1,545,020	$	1,650,295
Deferred tax		(232,489)		18,612		61,976
		1,513,591		1,563,632		1,712,271
State		360,167		403,893		334,784
Provision for Income Taxes	**$**	**1,873,758**	**$**	**1,967,525**	**$**	**2,047,055**

Income taxes varied from the amount computed at the statutory federal income tax rate for the years ended December 31 as follows:

		2002		**2001**		**2000**
Federal taxes at statutory rate	$	2,019,608	$	2,115,493	$	2,148,606
Increase (decrease) resulting from tax effect of						
Tax exempt interest on obligations of states and political subdivisions		(369,634)		(358,706)		(298,680)
State income taxes, net of federal income tax benefit		237,710		266,570		223,877
Dividend received deduction		(3,273)		(3,796)		(15,209)
Others, net		(10,653)		(52,036)		(11,539)
Provision for Income Taxes	**$**	**1,873,758**	**$**	**1,967,525**	**$**	**2,047,055**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note I - Income Taxes - (Continued)

Significant components of the Corporation's deferred tax assets and liabilities on December 31 are as follows:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 966,485	$ 769,407
Director benefit plans	100,126	55,461
Merger costs	13,189	16,557
Other real estate	2,662	3,805
Gross Deferred Tax Assets	1,082,462	845,230
Deferred tax liabilities		
Investment securities	32,573	49,998
Statement 115 equity adjustment	1,183,446	729,735
Other securities	146,426	124,258
Gross Deferred Tax Liabilities	1,362,445	903,991
Net Deferred Tax Assets (Liabilities)	**$ (279,983)**	**$ (58,761)**

Note J - Other Operating Expenses

The following table summarizes the components of other operating expenses for the years ended December 31:

	2002	2001	2000
Directors' fees and expense	$ 323,310	$ 374,112	$ 216,665
Stationery and supplies	266,653	261,361	253,549
Insurance	133,054	110,200	101,704
Collection and professional fees	322,842	215,182	180,573
Postage	154,278	171,071	150,443
Telephone	146,369	139,951	145,270
Other	1,266,147	1,302,368	1,303,138
	$ 2,612,653	**$ 2,574,245**	**$ 2,351,342**

Note K - Profit Sharing Plan

The Corporation's bank subsidiary has a non-contributory trusteed profit sharing retirement plan covering all officers and employees who have completed a year of service and are over the age of 21. The bank subsidiary's total payroll in 2002 was $4,786,438. Contributions for the current year were calculated using the base salary amount of $3,640,745. The bank subsidiary's contribution is based, in general, on 10% of earnings before taxes, not to exceed 15% of the total salary of all the participants. The plan expense was $546,112, $472,630 and $466,123 in 2002, 2001 and 2000, respectively.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note L - First Pulaski National Corporation (Parent Company Only) Financial Information

BALANCE SHEETS	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 1,926,509	$ 2,005,154
Investment in subsidiaries, at equity	41,836,654	39,574,253
Other assets	342,749	210,285
TOTAL ASSETS	**$ 44,105,912**	**$ 41,789,692**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 103,663	$ 54,482
Total Liabilities	103,663	54,482
Stockholders' Equity	44,002,249	41,735,210
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 44,105,912	$ 41,789,692

STATEMENTS OF INCOME	Years Ended December 31, 2002	2001	2000
INCOME			
Dividends from subsidiaries	$ 2,699,298	$ 2,587,261	$ 3,773,542
Other dividends and interest	13,764	73,825	177,925
Gain on sale of other assets	-	-	31,900
Other	2,575	11,916	33,046
	2,715,637	2,673,002	4,016,413
EXPENSES			
Education	14,615	12,806	13,123
Directors' fees and expense	69,965	92,501	64,100
Stockholders' meeting	10,669	15,463	14,382
Other	32,288	78,197	25,884
	127,537	198,967	117,489
Income before applicable income taxes and equity in undistributed earnings of subsidiaries	2,588,100	2,474,035	3,898,924
Applicable income taxes	33,223	45,369	(34,402)
Income before equity in undistributed earnings of subsidiaries	2,621,323	2,519,404	3,864,522
Equity in undistributed earnings of subsidiaries	1,444,942	1,735,108	407,852
NET INCOME	**$ 4,066,265**	**$ 4,254,512**	**$ 4,272,374**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note L - First Pulaski National Corporation (Parent Company Only) Financial Information - (Continued)

STATEMENTS OF CASH FLOWS	Years Ended December 31, 2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,066,265	$ 4,254,512	$ 4,272,374
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of subsidiaries	(1,444,942)	(1,735,108)	(407,852)
Depreciation	985	876	876
Increase in other assets	(133,449)	(165,546)	-
Increase in other liabilities	49,181	12,679	24,368
(Gain) sale of other assets	-	-	(31,900)
Cash Provided by Operating Activities	**2,538,040**	**2,367,413**	**3,857,866**
CASH FLOWS FROM INVESTING ACTIVITIES			
(Increase) decrease in loans	-	1,571,555	(651,785)
Proceeds from sale of other assets	-	-	82,000
Investment in subsidiary	-	(3,041)	-
Cash Provided (Used) by Investing Activities	**-**	**1,568,514**	**(569,785)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash dividends paid	(2,699,298)	(2,597,261)	(2,604,042)
Proceeds from issuance of common stock	585,478	582,312	628,700
Common stock repurchased	(502,865)	(510,747)	(3,487,493)
Cash Used by Financing Activities	**(2,616,685)**	**(2,525,696)**	**(5,462,835)**
INCREASE (DECREASE) IN CASH, net	**(78,645)**	**1,410,231**	**(2,174,754)**
CASH, beginning of year	**2,005,154**	**594,923**	**2,769,677**
CASH, end of year	**$ 1,926,509**	**$ 2,005,154**	**$ 594,923**

Note M - Regulatory Requirements and Restrictions

The primary source of funds for payment of dividends by the Corporation to its shareholders is dividends received from its bank subsidiary. The amount of dividends that a bank subsidiary may pay in any year is subject to certain regulatory restrictions. The amount available for payment of dividends without prior regulatory approval at December 31, 2002, to the Parent Company was $4,675,041.

The Corporation's bank subsidiary is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Comptroller of the Currency (OCC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material affect on the consolidated financial statements.

Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines involving quantitative measures of the Corporation's assets, liabilities, and certain off balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes the Corporation and the Bank meet all the capital adequacy requirements to which they are subject to as of December 31, 2002.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note M - Regulatory Requirements and Restrictions - (Continued)

As of March 31, 2002, the most recent notification from regulatory authorities categorized First Pulaski National Corporation and First National Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Corporation will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Corporation's category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars In thousands)			
As of December 31, 2002						
Total Capital (to risk weighted assets)						
Consolidated	$ 45,392	16.08%	$ 22,583 >	8.00%	$ 28,229 >	10.00%
First National Bank	43,226	15.32%	22,572 >	8.00%	28,215 >	10.00%
Tier I Capital (to risk weighted assets)						
Consolidated	41,942	15.80%	10,618 >	4.00%	15,927 >	6.00%
First National Bank	39,776	14.10%	11,284 >	4.00%	16,926 >	6.00%
Tier I Capital (to average assets)						
Consolidated	41,942	11.68%	14,364 >	4.00%	17,955 >	5.00%
First National Bank	39,776	10.64%	14,953 >	4.00%	18,692 >	5.00%
As of December 31, 2001						
Total Capital (to risk weighted assets)						
Consolidated	$ 43,354	17.02%	$ 20,383 >	8.00%	$ 25,479 >	10.00%
First National Bank	38,602	15.95%	19,362 >	8.00%	24,203 >	10.00%
Bank of Belfast	2,553	20.25%	1,008 >	8.00%	1,260 >	10.00%
Tier I Capital (to risk weighted assets)						
Consolidated	40,266	15.80%	10,192 >	4.00%	15,287 >	6.00%
First National Bank	35,710	14.75%	9,684 >	4.00%	14,526 >	6.00%
Bank of Belfast	2,395	19.00%	504 >	4.00%	756 >	6.00%
Tier I Capital (to average assets)						
Consolidated	40,266	11.68%	13,787 >	4.00%	17,234 >	5.00%
First National Bank	35,710	10.64%	13,425 >	4.00%	16,781 >	5.00%
Bank of Belfast	2,395	10.71%	894 >	4.00%	1,118 >	5.00%

Note N- Stock Option and Stock Purchase Plans

Under the Corporation's stock option and employee stock purchase plans, non-employee directors and bank subsidiary employees may be granted options or rights to purchase shares of the Corporation's common stock.

Shares available for grants of options or rights to purchase at December 31, 2002 include 66,160 shares under the 1994 outside directors stock option plan, 49,591 shares under the 1994 employee purchase plan and 75,000 shares under the 1997 stock option plan.

The 1997 plan permits the Board of Directors to grant options to key employees. A total of 100,000 shares were reserved under the plan of which 25,000 shares have been granted and 1,000 shares have been exercised. These options expire 10 years from the date of grant.

The 1994 outside directors' stock option plan permits the granting of stock options to non-employee directors. A total of 150,000 shares were reserved under this plan. An option to purchase 500 shares is granted annually upon becoming a member of the Board of Directors, of which 250 shares is immediately exercisable and the remaining 250 shares are exercisable upon the first annual meeting of shareholders following the date of grant provided the optionee is still

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note N- Stock Option and Stock Purchase Plans - (Continued)

serving as an outside director. In addition, each outside director upon first becoming a board member receives an immediately exercisable option to purchase 2,500 shares, less the number of shares of stock previously beneficially owned. These options expire ten years from the date of grant.

The 1994 employee stock purchase plan permits the granting of rights to eligible employees of the Corporation to acquire stock. A total of 150,000 shares were reserved under this plan. The Board has established the following guidelines as to the number of shares employees are allowed to purchase on July 1, each year:

	Number of Shares	
Years of Service	**Under 10 Years**	**Over 10 Years**
Vice-Presidents and Above	200	250
All Other Officers	125	175
Non-Officers	75	75

The following is a summary of the stock option and purchase plans activity for 2002, 2001 and 2000:

	Stock Options Plan		Employee Purchase Plan	
	Shares Available for Option	**Shares Under Option**	**Shares Available for Purchase**	**Shares Purchased**
Balance December 31, 1999	167,910	36,899	86,355	-
Granted	(17,500)	17,500	(11,740)	11,740
Exercised	-	(5,535)	-	(11,740)
Previous expired, now reavailable	1,000	(1,000)	-	-
Balance December 31, 2000	**151,410**	**47,864**	**74,615**	**-**
Granted	(6,000)	6,000	(11,334)	11,334
Exercised	-	(8,190)	-	(11,334)
Previous expired, now reavailable	1,500	(1,500)	-	-
Balance December 31, 2001	**146,910**	**44,174**	**63,281**	**-**
Granted	(6,000)	6,000	(13,720)	13,720
Exercised	-	(5,138)	-	(13,720)
Previous expired, now reavailable	250	(250)	-	-
Balance December 31, 2002	**141,160**	**44,786**	**49,561**	**-**
Exercisable at December 31, 2002		**32,786**		

The weighted-average fair value of options, calculated using the Black-Scholes option pricing model, granted during 2002, 2001 and 2000 is $0.00, $1.77 and $13.91, respectively.

The following table presents the weighted average remaining life and weighted average exercise price at December 31, 2002:

		Outstanding			Exercisable	
	Exercise Price	**Number**	**Weighted Average Exercise Price**	**Weighted Average Remaining Life**	**Number**	**Weighted Average Exercise Price**
Employees	$25.60 - $34.00	29,000	$ 32.21	4	20,000	$ 31.50
Directors	$25.60 - 34.00	15,786	30.81	5	12,786	30.77
Outstanding at December 31, 2002		**44,786**	**$ 31.71**	5	**32,786**	**$ 31.21**

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note O - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2002	2001	2000
Numerator for basic and diluted earnings Per share - income available to common shareholders	$ 4,066,265	$ 4,254,512	$ 4,272,374
Denominator for basic earnings per share-weighted-average basis	1,635,777	1,632,054	1,639,602
Effect of dilutive stock options	11,172	4,257	6,923
Denominator for diluted earnings per share-adjusted weighted-average shares	1,646,949	1,636,311	1,646,525
Basic earnings per share	**$ 2.49**	**$ 2.61**	**$ 2.61**
Diluted earnings per share	**$ 2.47**	**$ 2.60**	**$ 2.59**

Note P - Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments", requires entities to disclose the estimated fair value of its financial instrument assets and liabilities. Management is concerned that the required disclosures under SFAS No. 107 may lack reasonable comparability between financial institutions due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The Corporation in estimating its fair value disclosures for financial instruments used the following methods and assumptions:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Other borrowed funds: Market quotes are used for Federal Home Loan Bank borrowings.

Commitments to extend credit and standby letters of credit: The value of the unrecognized financial instruments is based on the related fee income associated with the commitments, which is not material to the Corporation's financial statements at December 31, 2002 and 2001.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note P - Fair Values of Financial Instruments

The estimated fair values of the Corporation's financial instruments on December 31 were (dollars in thousands):

	2002		2001	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial assets				
Cash and short-term investments	$ 19,153	$ 19,153	$ 23,429	$ 23,429
Securities	114,161	114,161	115,550	115,551
Loans	233,255	232,892	208,917	209,156
Less: allowance for loan losses	(3,810)	-	(3,088)	-
Financial liabilities				
Deposits	331,248	328,922	316,634	314,098
Other borrowed funds	3,562	3,815	1,456	1,500

Note Q - Other Financial Instruments, Commitments and Contingencies

The Corporation's bank subsidiaries are a party to financial instruments with off-balance-sheet-risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit, and residential mortgage loans sold with certain repurchase requirements. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the bank subsidiary has in those particular financial instruments.

	Contract or Notional Amount	
	2002	**2001**
Commitments to extend credit	$ 26,687,814	$ 22,471,733
Standby letters of credit	661,261	694,489
Mortgage loans sold with repurchase requirements outstanding	6,681,155	2,375,525

The following summarizes the bank subsidiary's involvement in financial instruments with off-balance-sheet risk as of December 31:

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The bank subsidiary evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation. Collateral held varies but may include certificates of deposits, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the bank subsidiary to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

The bank subsidiary may be required to repurchase residential mortgage loans sold if a default occurs with respect to the payment of any of the first four installments of principal and interest after a loan is sold and the default continues for a period of 90 days. These loans are considered in the computation of the allowance for loan losses to cover future defaults.

FIRST PULASKI NATIONAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note R – Quarterly Results of Operations (Unaudited)

Selected quarterly results of operations for the four quarters ended December 31 are as follows:

	Three Months Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2002				
Interest income	$ 6,212	$ 6,270	$ 6,102	$ 5,911
Interest expense	2,596	2,325	2,133	1,908
Net interest income	3,616	3,945	3,969	4,003
Provision for loan losses	240	185	305	884
Other income	908	822	1,167	884
Other expense	2,953	3,004	2,901	2,902
Income before income tax	1,331	1,578	1,930	1,101
Income taxes	416	513	646	299
Net income	915	1,065	1,284	802
Earnings per common share	**$ 0.56**	**$ 0.65**	**$ 0.78**	**$ 0.50**
Diluted earnings per common share	**0.56**	**0.65**	**0.78**	**0.48**
Cash dividends declared per common share	**0.41**	**0.41**	**0.41**	**0.42**
2001				
Interest income	$ 6,905	$ 6,838	$ 6,811	$ 6,208
Interest expense	3,351	3,286	3,193	2,926
Net interest income	3,554	3,552	3,618	3,282
Provision for loan losses	199	246	170	432
Other income	797	755	1,120	1,326
Other expense	2,597	2,533	2,908	2,696
Income before income tax	1,555	1,528	1,660	1,480
Income taxes	476	503	545	444
Net income	1,079	1,025	1,115	1,036
Earnings per common share	**$ 0.66**	**$ 0.63**	**$ 0.68**	**$ 0.64**
Diluted earnings per common share	**0.65**	**0.63**	**0.68**	**0.64**
Cash dividends declared per common share	**0.39**	**0.39**	**0.40**	**0.39**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

First Pulaski National Corporation is a one-bank holding company with its only direct subsidiary being First National Bank of Pulaski ("First National or the Bank") in Pulaski, Tennessee. During October 2001, the Corporation acquired Belfast Holding Company located in Belfast, Tennessee. In April 2002, the Corporation merged the Bank of Belfast, its wholly owned subsidiary into First National. The Corporation closed its nonbank subsidiary, Heritage Financial of the Tennessee Valley, Inc., which was a consumer finance company in 2001. The following analysis reviews important factors affecting the financial condition and results of operations of the Corporation for the periods indicated. This review should be read in conjunction with the consolidated financial statements and related notes. Prior period amounts have been restated to reflect the acquisition of Belfast Holding Company. See Note B in the Notes to Consolidated Financial Statements for a more detailed discussion the acquisition of the Belfast Holding Company.

FORWARD-LOOKING STATEMENTS

Certain of the statements in this discussion may constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, (the "Exchange Act"), as amended. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "likely," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Corporation to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Corporation's market area, (iii) rapid fluctuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) risks inherent in originating loans, including prepayment risks, (vi) the fluctuations in collateral values, the rate of loan charge-offs and the level of the provision for losses on loans, (vii) changes in the legislative and regulatory environment and (viii) loss of key personnel. Many of such factors are beyond the Corporation's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Corporation cautions investors that future financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation. The Corporation disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES

The accounting principles we follow and our methods of applying these principles conform to accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses, we have made judgements and estimates which have significantly impacted our financial position and results of operations.

The allowance for loan losses is maintained at a level that is considered to be adequate to reflect estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. A formal review of the allowance for loan losses is prepared quarterly to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. Our methodology of assessing the appropriateness of the allowance consists of several elements, which include the formula allowance, as well as specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments. For purposes of the quarterly review, the loan portfolio is separated by loan type, and each type is treated as a homogeneous pool. Each loan is assigned a risk rating by loan officers using established credit policy guidelines. These risk ratings are periodically reviewed and all risk ratings are subject to review by an independent Credit Review Department. Each risk rating is assigned an allocation percentage which, when multiplied times the dollar value of loans in that risk category, results in the amount of the allowance for loan losses allocated to these loans. Allocation percentages are based on our historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the above formula. Every substandard or worse loan in excess of $25,000 and all loans criticized as "Special Mention" over $100,000 are reviewed quarterly by the Executive and Loan Committee of the registrant's bank subsidiary Board of Directors to review the level of loan losses required to be specifically allocated.

For a more detailed description of other accounting policies the Corporation considers significant in the determination of its results of operations, statement of condition and cash flows, see Note A, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Overview

Net income for 2002 was approximately $4.07 million or $2.47 per diluted share, compared with approximately $4.25 million or $2.60 per diluted share in 2001 and approximately $4.27 million or $2.59 per diluted share in 2000. Return on average assets was 1.09% in 2002, 1.23% in 2001 and 1.37% in 2000. The return on average equity was 9.9%, 10.8% and 11.0% for 2002, 2001 and 2000, respectively. Expenses related to the merger of the Corporation and Belfast Holding Company negatively impacted earnings in 2001 and 2002. Increased depreciation expenses related to major data and computer systems upgrades by First National in 2001 also negatively impacted earnings in 2001and 2002. Also, the economic downturn adversely affected a particular large credit, causing a significant increase in the provision for loan losses in 2002.

Net Interest Income

Net interest income is the difference between interest and fees earned on loans, securities and other interest-earning assets (interest income) and interest paid on deposits and borrowed funds (interest expense). In 2002, net interest income increased by 10.9% to $15,532,726 from $14,005,279 in 2001, following an increase of 2.7% in 2001 from $13,636,572 in 2000. The increase in net interest income in 2002 as compared to 2001 was primarily due to the growth experienced by the Corporation, as well as more effective pricing of loans and deposits by the Corporation.

Total assets of the Corporation increased approximately $18 million from December 31, 2001 to December 31, 2002. Deposits increased approximately $14.6 million, while loans increased approximately $24.3 million from December 31, 2001 to December 31, 2002. Since loans are the highest yielding product of the Corporation, the higher growth of loans over deposits contributed significantly to the increase in net interest income in 2002 as compared to 2001. The net increase in net interest income in 2001 was due primarily to two factors. The first factor again was the growth that the Corporation experienced. Total assets of the Corporation increased $38.9 million from December 31, 2000 to December 31, 2001. The second factor was the decline in the level of interest rates during 2001. Since the Corporation was liability sensitive, this declining interest rate environment caused the average interest rate paid on deposits to decrease faster than the average rate earned on loans and investments. However, since interest rates declined so rapidly, much of the normal advantage gained during a falling interest rate environment was eroded since many loan customers refinanced their debt.

Net interest income on a fully taxable equivalent basis increased $1,608,000 from 2001 to 2002. This increase resulted from a $2,516,000 increase due to increased volumes and a $908,000 decrease due to lower interest rates. The increase in net interest income of $440,000 in 2001, on a taxable equivalent basis, resulted from an increase of $406,000 due to increased volumes and an increase of $34,000 due to interest rates.

Net interest income is a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields earned and rates paid on those balances. Management must maintain the spread between the yields earned and rates paid in managing the margin.

The following tables summarize the changes in interest earned and interest paid for the given time periods and indicate the factors affecting these changes. The first table presents, by major categories of assets and liabilities, the average balances, the components of the taxable equivalent net interest earnings/spread, and the yield or rate for the years 2002, 2001 and 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY: INTEREST RATES AND INTEREST DIFFERENTIAL

	December 31, 2002			2001			2000		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS				(in thousands of dollars)					
Interest-Earning Assets									
Loans and lease financing	$221,996	18,599	8.38%	$198,347	$19,944	10.06%	$192,215	$19,927	10.37%
Taxable investment securities	86,694	4,776	5.51%	83,937	5,421	6.46%	72,108	4,507	6.25%
Non-taxable investment securities	24,595	1,405	5.71%	21,275	1,180	5.55%	17,640	972	5.51%
Federal funds sold	8,707	147	1.69%	15,539	567	3.65%	8,100	504	6.22%
Time deposits in other banks	0	0	0.00%	0	0	0.00%	0	0	0.00%
Total Interest-Earning Assets	341,992	24,927	7.29%	319,098	27,112	8.50%	290,063	25,910	8.93%
Non-interest Earning Assets									
Cash and due from banks	12,192			11,229			10,909		
Premises and equipment, net	10,839			9,197			7,491		
Other Assets	11,270			10,581			6,737		
Less allowance for loan losses	(3,114)			(2,914)			(3,022)		
Total Non-Interest-Earning Assets	31,187			28,093			22,115		
TOTAL	**$373,179**			**$347,191**			**$312,178**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities									
Demand deposits	$25,350	368	1.45%	$26,217	$566	2.16%	$24,080	$489	2.03%
Savings deposits	81,544	1,905	2.34%	36,219	945	2.61%	31,029	782	2.52%
Time deposits	175,930	6,551	3.72%	198,109	11,142	5.62%	173,966	10,607	6.10%
Other borrowed money	2,414	138	5.72%	1,541	102	6.62%	1,747	115	6.58%
Total Interest-Bearing Liabilities	285,238	8,962	3.14%	262,086	12,755	4.87%	230,822	11,993	5.20%
Non-Interest-Bearing Liabilities									
Demand deposits	41,612			39,607			40,223		
Other liabilities	3,445			4,757			2,144		
Total Non-Interest Bearing Liabilities	45,057			44,364			42,367		
Shareholders' Equity	42,884			40,741			38,989		
TOTAL	**$373,179**			**$347,191**			**$312,178**		
Net interest earnings/spread on a taxable equivalent basis		15,965	4.67%		14,357	4.50%		13,917	4.80%
Taxable equivalent adjustments									
Loans		83			143			124	
Investment securities		349			209			156	
Total taxable equivalent adjustment		432			352			280	
Net interest earnings		**$15,533**			**$14,005**			**$13,637**	

Note: The taxable equivalent adjustment has been computed based on a 34% federal income tax rate and has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets. Loans include nonaccrual loans for all years presented. Interest on loans includes loan fees. Loan fees included above amounted to $1,160,456 for 2002, $1,169,047 for 2001 and $1,024,781.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table shows the change from year to year for each component of the taxable equivalent net interest margin separated into the amount generated by volume changes and the amount generated by changes in the yields earned or rates paid.

	2002 Compared to 2001 Increase (Decrease) Due to			2001 Compared to 2000 Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(in thousands of dollars)			(in thousands of dollars)		
Interest Earned on						
Loans and lease financing	$2,378	(3,722)	($1,344)	$636	($619)	$17
Taxable investment securities	178	(823)	(645)	739	175	914
Non-taxable investment securities	184	41	225	200	8	208
Federal funds sold	(249)	(171)	(420)	463	(400)	63
Time deposits	0	0	0	0	0	0
Total Interest-Earning Assets	$2,491	($4,675)	($2,184)	$2,038	($836)	$1,202
Interest Paid on						
Demand deposits	($19)	(179)	($198)	$43	34	$77
Savings deposits	1,183	(223)	960	131	32	163
Time deposits	(1,247)	(3,344)	(4,591)	1,472	(936)	536
Other borrowed money	58	(22)	36	(14)	1	(13)
Total Interest-Bearing Liabilities	($25)	($3,767)	($3,792)	$1,632	($870)	$762
Net Interest Earnings, on a taxable equivalent basis	**$2,516**	**($908)**	**$1,608**	**$406**	**$34**	**$440**
Less: taxable equivalent adjustment			80			72
Net Interest Earnings			**$1,528**			**$368**

The change in interest due to volume has been determined by applying the rate from the earlier year to the change in average balances outstanding from one year to the next. The change in interest due to rate has been determined by applying the change in rate from one year to the next to the average balances outstanding in the later year. The computation of the taxable equivalent adjustment has given effect to the disallowance of interest expense, for federal income tax purposes, related to certain tax-free assets.

Non-Interest Income

Non-interest income equaled $3,780,669 in 2002, a decrease of $244,838, or 6.1% from 2001. The decrease is attributable primarily to a decrease of $145,198 in service charges on deposit accounts, a decrease of $128,148 in commissions and fees and a decrease of $112,217 in net gains on the sale of securities. However, these decreases were partially offset by a $217,085 increase in mortgage banking fees. Non-interest income in 2001 was $4,025,507, an increase of 27.9 % from 2000 due primarily to a $331,021 increase in commissions and fees and a $443,686 increase in net gains and losses on the sale of securities.

Non-Interest Expense

Non-interest expense in 2002 was $11,759,027, up $997,474, or 9.3 % from 2001. This increase is attributable primarily to a $656,298 increase in salaries and employee benefits and a $231,092 increase in furniture and equipment expense. The increase in furniture and fixture expense was primarily due to increased depreciation expenses related to major data and computer upgrades in 2001. Other operating expenses increased 1.5%, or $38,408 in 2002 as compared to 2001. Non-interest expense in 2001 increased $759,593, or 7.6% due primarily to a $500,489 increase in salaries and employee benefits and a $145,546 increase in furniture and fixture expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loan Loss Provision

The provision for loan losses is the charge to earnings which management feels is necessary to maintain the allowance for loan losses at a level considered adequate to absorb potential future losses on existing loans and to provide for uncertainties in the economy. The adequacy of the allowance for loan losses is determined by a continuous evaluation of the loan portfolio. First National utilizes an independent loan review function which considers loans on their own merits based on factors which include past loan experience, collateral value, off-balance sheet credit risk, and possible effects of prevailing economic conditions. Findings are presented regularly to management, where other factors such as actual loan loss experience relative to the size and characteristics of the loan portfolio, deterioration in concentrations of credit, trends in portfolio volumes, delinquencies and non-performing loans and, when applicable, reports of the regulatory agencies are considered. Management performs calculations for the minimum allowance level needed and a final evaluation is made. Note A to the Notes to Consolidated Financial Statements provides a detailed description of the Corporation's loan loss methodology.

The provision for loan losses was $1,614,345 in 2002 compared to $1,047,196 in 2001 and $462,011 in 2000. The increase in provision for loan losses in 2002 and 2001 was primarily due to an increase in non-performing loans as a result of the general economic downturn in the local markets in which the Corporation competes. Also, in 2002, a large customer of the Bank experienced financial difficulty, resulting in additional provisions for loan losses in the fourth quarter. This additional provision in the fourth quarter of 2002 resulted primarily from a construction and land development loan. As a result of increases in net loan losses and problem loans compared to prior periods, the Corporation anticipates that the provision for loan losses and allowance for loan losses will continue at increased levels in 2003. Note D to the Notes to Consolidated Financial Statements provides a detailed analysis of components of Loans and Allowance for Loan Losses and is incorporated herein by reference.

Income Taxes

Income tax expense includes federal and state taxes on earnings. Income taxes were $1,873,758, $1,967,525, and $2,047,055 in 2002, 2001 and 2000, respectively. The effective tax rates were 31.5%, 31.6 %, and 32.4% respectively. Note I to the Consolidated Financial Statements provides a detailed analysis of the components of income tax expense.

BALANCE SHEET

Loans

Management's focus is to promote loan growth in the Corporation's target market, emphasizing the expansion of business in the Corporation's trade area. Efforts are taken to maintain a fairly diversified portfolio without significant concentration of risk. Overall loan growth during 2002 resulted primarily from increases in real estate loans, especially commercial and residential real estate. However, loans to individuals decreased approximately $4 million in 2002 as compared to 2001.

Over the last three years, average total loans and leases increased by $23.6 million or 11.9% in 2002, by $6.1 million or 3.2% in 2001 and by $3.2 million or 1.7% in 2000. The growth in deposits was the primary support for this continuing increase in loan demand. The growth in loans was also supported by a slight decline in the investment portfolio, as well as borrowings from the Federal Home Loan Bank of Cincinnati. The increase in borrowings from the Federal Home Loan Bank of Cincinnati in 2002 was primarily a result of the Bank's desire to match longer-term funding for loans with longer-term loans made by the Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Loan Quality

The amounts of loans and leases outstanding, including unearned income, at the indicated dates are shown in the following table according to type of loan.

LOAN PORTFOLIO

	December 31, 2002	2001	2000	1999	1998
	(in thousands of dollars)				
Construction and land development	$ 10,901	$ 8,879	$ 4,256	$ 5,610	$ 7,303
Commercial and Industrial	20,999	19,169	22,254	24,908	26,054
Agricultural	7,871	8,233	7,435	9,182	10,505
Real estate - farmland	24,019	23,474	23,028	20,627	20,619
Real estate - residential	59,479	52,311	51,504	49,667	46,949
Real estate - nonresidential, nonfarm	78,784	60,773	47,285	39,436	33,576
Installment - individuals	26,845	31,040	35,001	37,726	42,022
Other loans(1)	4,660	5,482	7,539	6,054	2,474
	$ 233,558	**$ 209,361**	**$ 198,302**	**$ 193,210**	**$ 189,502**

(1) Includes student loans, non-taxable loans, overdrafts, and all other loans not included in any of the designated categories

The following table presents the maturity distribution of selected loan categories at December 31, 2002 (excluding residential mortgage, home equity, installment-individual loans, and lease financing).

	Due in one year or less	Due after one year but before five years	Due after five years	Total
		(in thousands of dollars)		
Construction and land development	$ 8,636	$ 1,890	$ 375	$ 10,901
Commercial and industrial	14,470	5,804	725	20,999
Agricultural	6,114	1,757	-	7,871
Real estate-farmland	12,867	10,637	515	24,019
Real estate-nonresidential, nonfarm	10,757	37,018	31,009	78,784
Total selected loans	**52,845**	**57,106**	**32,623**	**142,574**

The table below summarizes the percentages of the loans selected for use in the preceding table falling into each of the indicated maturity ranges, and the sensitivity of such loans to interest rate changes for those with maturities greater than one year, all as of December 31, 2002.

	Due in one year or less	Due after one year but before five years	Due after five years	Total
Percent of total selected loans	37.06%	40.05%	22.88%	100.00%
Cumulative percent of total	37.06%	77.12%	100.00%	
Sensitivity of loans to changes in interest rates-loans due after one year				
Fixed rate loans		$ 49,229	$ 6,137	$ 55,366
Variable rate loans		7,877	26,486	34,363
Total		**$ 57,106**	**$ 32,623**	**$ 89,729**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary of Loan Loss Experience

The following table summarizes loan and lease balances at the end of each period and daily averages, changes in the allowance for possible losses arising from loans charged off and recoveries on loans previously charged off, and additions to the allowance which have been charged to expense.

	For year ended December 31,				
	2002	2001	2000	1999	1998
			(in thousands of dollars)		
Amount of net loans and lease financing outstanding at end of period	**$ 233,255**	**$ 208,917**	**$ 197,348**	**$ 191,963**	**$ 186,607**
Daily average amount of loans and leases	**$ 221,996**	**$ 198,347**	**$ 192,215**	**$ 188,967**	**$ 185,454**
Balance of allowance for possible loan losses at beginning of period	$ 3,088	$ 2,884	$ 3,103	$ 3,150	$ 2,822
Less charge-offs:					
Construction and land development	11	-	-	-	-
Commercial and industrial	335	156	283	128	163
Agricultural	85	61	121	377	703
Real estate-farmland	2	-	47	-	-
Real estate-residential	117	81	10	31	45
Real estate-nonresidential, nonfarm	60	-	5	-	-
Installment-Individiuals	612	858	533	786	776
	1,222	1,156	999	1,322	1,687
Add recoveries:					
Construction and land development	11	-	-	-	-
Commercial and Industrial	47	67	75	59	57
Agricultural	13	26	9	42	10
Real estate-farmland	2	-	-	-	-
Real estate-residential	4	1	2	74	33
Real estate-nonresidential, nonfarm	8	-	-	-	-
Installment-Individiuals	245	219	232	239	194
	330	313	318	414	294
Net loans charged off	892	843	681	908	1,393
Provision charged to expense	1,614	1,047	462	861	1,721
Balance at end of period	**$ 3,810**	**$ 3,088**	**$ 2,884**	**$ 3,103**	**$ 3,150**
Net charge-offs as percent of average loans outstanding	0.40%	0.43%	0.35%	0.48%	0.75%
Net charge-offs as percent of					
Provision for loan losses	55.3%	80.5%	147.4%	105.5%	80.9%
Allowance for loan losses	23.4%	27.3%	23.6%	29.3%	44.2%
Allowance at end of period to loans, net of unearned income	1.63%	1.48%	1.46%	1.62%	1.69%

**MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Net loans charged-off increased to $892,306 in 2002 from $843,231 in 2001after an increase from $680,894 in 2000. As mentioned earlier, the slowing economy contributed to the increase in loans charged-off in 2002 and 2001. The economic downturn had the greatest effect on individual consumer and commercial and industrial loans. Net loan losses for 2002 consisted of net losses on loans to individuals of $367,225, net losses on commercial and industrial loans of $288,349, net losses on real estate loans of $165,075 and net losses on agricultural loans of $71,657. The allowance for loan and lease losses at the end of 2002 was $3.81 million, or 1.63% of outstanding loans and leases, as compared to $3.09 million or 1.48% of outstanding loans and leases and $2.88 million or 1.46% of outstanding loans and leases in 2001 and 2000, respectively. Net loans charged-off amounted to 0.40% of average total loans outstanding in 2002, 0.43% in 2001 and 0.35% in 2000. Reference is made to Note D to the Consolidated Financial Statements for further detail regarding charge-offs and recoveries by category.

The allowance for loan losses was 0.53 times the balance of nonaccrual loans at the end of 2002, 1.43 in 2001 and 2.58 in 2000. Over 85% of the balance of nonaccrual loans at December 31, 2002, was related to two credit lines of the Bank. The largest line placed on non-accrual status was a large United States Department of Agriculture guaranteed loan that was placed on nonaccrual status in the second quarter of 2002. Eighty percent of the principal and accrued interest of the loan is guaranteed by the United States Department of Agriculture. The remaining twenty percent credit exposure on the loan is secured by the underlying collateral on the loan. Management does not believe that the underlying collateral is sufficient secure the entire remaining twenty percent of the loan. Management has estimated the credit exposure on the loan and included the exposure in its allowance for loan losses calculation for December 31, 2002. If the guaranteed portion of this loan were excluded from nonaccrual status, then the allowance for loan losses would have been 0.91 times the balance of nonaccrual loans at the end of 2002. The second large line placed on nonaccrual status consists primarily of commercial real estate and land development loans. This line was placed on nonaccrual status during the fourth quarter of 2002 and resulted in much of the increase in provision for loan and lease losses in the fourth quarter of 2002. The provision for loan losses exceeded net loan charge-offs by $722,039 in 2002, and by $203,965 in 2001. Net loan charge-offs exceeded the provision for loan losses by $218,883 in 2000. Management believes that the allowance for possible loan losses as of December 31, 2002 is adequate.

The following table sets out respectively the allocation of the Allowance for Loan Losses and the percentage of loans by category to total loans outstanding at the end of each of the years indicated.

	2002	2001	2000	1999	1998
			(amounts in thousands of dollars)		
Allowance applicable to:					
Construction and land development	$ 559	$ 16	$ 4	$ 4	$ 4
Commercial loans	581	669	607	895	557
Agriculture loans	88	142	46	449	409
Real estate-farmland	109	195	110	64	17
Real estate-residential	470	425	139	270	154
Real estate-nonresidential, nonfarm	766	281	312	115	144
Individual loans	1,221	1,342	1,665	1,305	1,866
Other loans	16	18	0	0	0
	$ 3,810	**$ 3,088**	**$ 2,883**	**$ 3,102**	**$ 3,151**
Percentages of loans by category to total loans:					
Construction and land development	4.67%	4.24%	2.15%	2.20%	3.02%
Commercial loans	8.99%	9.15%	11.22%	12.89%	13.75%
Agriculture loans	3.37%	3.93%	3.75%	4.75%	5.54%
Real estate-farmland	10.28%	11.21%	11.61%	11.58%	11.56%
Real estate-residential	25.47%	24.99%	25.97%	25.00%	24.40%
Real estate-nonresidential, nonfarm	33.73%	29.03%	23.85%	20.92%	18.25%
Individual loans	11.49%	14.83%	17.65%	19.53%	22.17%
Other loans	2.00%	2.62%	3.80%	3.13%	1.31%
	100.00%	**100.00%**	**100.00%**	**100.00%**	**100.00%**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-Performing Assets

Non-performing assets include non-accrual loans, loans restructured because of a debtor's financial difficulties, other real estate owned, and loans past due ninety days or more as to interest or principal payment.

Non-accrual loans are those loans for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest, unless such loans are well secured and in the process of collection.

From 2001 to 2002, non-accruing loans increased by 234.7% to $7.24 million following an increase of 93.6% in 2001 from 2000. The increase in nonaccrual loans in 2002 was primarily a result of the two major credit lines mentioned earlier that were placed on nonaccrual status. There were approximately $464,000 in restructured loans at year-end 2002. There were no restructured loans at year-end 2001. Other real estate owned, consisting of properties acquired through foreclosures or deeds in lieu thereof, totaled $1,129,000 for an increase of 281.4% from 2001, following an increase of 12.5% in 2001. The large increase in other real estate owned in 2002 resulted primarily from the Bank's taking possession during the fourth quarter of 2002 of commercial real estate property that secured a note upon which the debtor defaulted. Loans past due ninety days or more totaled $394,898 for a decrease of 1.9% over the same period last year, following an increase of 6.3% in 2001. All major credit lines and troubled loans are reviewed regularly by a committee of the Board of Directors. Non-performing loans at December 31, 2002 consisted primarily of commercial real estate loans and land development loans. Management believes that the Bank's non-performing loans have been accounted for in the methodology for calculating the allowance for loan and lease losses and that non-performing loans contain no losses that would materially affect the allowance.

The following table summarizes the company's non-performing assets, loans past due ninety days or more and restructured loans.

	December 31,				
	2002	2001	2000	1999	1998
	(in thousands of dollars)				
Nonaccrual loans	$ 7,237	$ 2,166	$ 1,116	$ 3,413	$ 3,248
Troubled debt restructurings	464	0	0	0	0
Other real estate owned	1,129	296	263	99	193
Loans past due ninety days or more as to interest or principal payment	395	402	378	186	304

The amount of interest income actually recognized on the nonaccrual loans during 2002, 2001 and 2000, was $227,489, $68,023 and $14,592, respectively. The additional amount of interest income that would have been recorded during 2002, 2001 and 2000, if the above amounts had been current in accordance with their original terms was $280,896, $258,474 and $64,461, respectively. As of December 31, 2002, management was not aware of any specifically identified loans, other than those included in the categories discussed above that represent significant potential problems or that management has serious doubts as to the borrower's ability to comply with the present repayment terms. The Corporation believes that it and First National maintain adequate audit standards, exercise appropriate internal controls and conduct regular and thorough loan reviews. However, the risk inherent in the lending business results in periodic charge-offs of loans. The Corporation maintains an allowance for loan losses that it believes to be adequate to absorb reasonably foreseeable losses in the loan portfolio. The officers of the Bank evaluate, on a quarterly basis, the risk in the portfolio to determine an adequate allowance for loan losses.

The evaluation includes analyses of historical performance, the level of nonperforming and rated loans, specific analyses of problem loans, loan activity since the previous quarter, loan review reports, consideration of current economic conditions and other pertinent information. The evaluation is reviewed by the Audit Committee of the Board of Directors of the Bank. Also, as a matter of policy, internal classifications of loans are performed on a routine and continuing basis. The section of this report entitled - "Critical Accounting Policies" as well as Note A of the Notes to Consolidated Financial Statements contains more information pertaining to the Corporation's allowance for loan and lease losses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Securities

The securities portfolio consists primarily of U.S. Treasury obligations, U.S government agency securities, marketable bonds of states, counties and municipalities, and highly rated corporate bonds. Management uses investment securities to assist in maintaining proper interest rate sensitivity in the balance sheet, to provide securities to pledge as collateral for certain public funds and to provide an alternative investment for available funds.

The following table sets forth the carrying amount of securities at the dates indicated:

	December 31, 2002	December 31, 2001	December 31, 2000
	(in thousands of dollars)		
Available-for-sale			
U.S. Treasury securities	$ 101	$ 251	$ 2,706
U.S Government Agencies	52,442	65,597	48,776
Obligations of states and political subdivisons	28,810	22,670	18,400
Other debt securities	31,073	26,365	28,329
Other securities	1,735	317	313
	$ 114,161	$ 115,200	$ 98,524
Held-to-maturity			
U.S. Treasury securities	$ -	$ 101	$ -
Obligations of states and political subdivisons	-	249	-
Other debt securities	-	-	-
	0	350	-
Total securities	**$ 114,161**	**$ 115,550**	**$ 98,524**

The following table sets forth the maturities of securities at December 31, 2002 and the average yields of such securities (calculated on the basis of the cost and effective yields).

	U.S Treasuries and Government Agencies	State and Political Subdivisions	Other Securities	Total
	(in thousands of dollars)			
Available-for-sale				
Within one year:				
Amount	$6,461	$2,597	$7,528	$16,586
Yield	5.37%	6.33%	4.83%	5.28%
After one but within five years:				
Amount	$41,635	$15,295	$21,678	$78,608
Yield	4.61%	6.20%	6.21%	5.36%
After five but within ten years:				
Amount	$3,550	$9,670	$1,277	$14,497
Yield	4.65%	5.52%	5.80%	5.33%
After ten years:				
Amount	$0	$0	$1,055	$1,055
Yield	0.00%	0.00%	7.24%	7.24%

The above table shows yields on the tax-exempt obligations to be computed on a taxable equivalent basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Total average securities increased by $6.1 million or 5.8% to $111.3 million during 2002 as compared to $105.2 million for 2001. Average taxable investment securities increased by $2.8 million or 3.3% and average non-taxable investment securities increased by $3.3 million or 15.6%, to account for the overall increase in average investments. The total securities portfolio decreased $1.3 million or 1.1% to $114.1 million at the end of 2002 as compared to the end of 2001. The decrease in the total securities portfolio in 2002 resulted primarily from the higher loan growth the Bank experienced in 2002. Loans grew by approximately $24.3 million in 2002, while deposits only grew approximately $14.6 million over the same period.

Deposits

The Corporation's primary source of funds is customer deposits, including large certificates of deposits. Aggregate average deposits increased by $24.3 million or 8.1% to $324.4 million in 2002, by $30.9 million or 11.5% to $300.1 million in 2001 and by $7.5 million or 2.9% to $269.3 million in 2000. Most of the deposit growth experienced by the Corporation has been in accounts that are interest sensitive, especially savings deposits.

The average amount of deposits for the periods indicated is summarized in the following table:

	For year ended December 31,					
	2002		2001		2000	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(in thousands of dollars, except percents)					
Noninterest bearing demand deposits	$ 41,162	0.00%	$ 39,607	0.00%	$ 40,223	0.00%
Interest bearing demand deposits	25,350	1.45%	26,217	2.16%	24,080	2.03%
Savings deposits	81,544	2.34%	36,219	2.61%	31,029	2.52%
Time deposits of 100,000 or more	70,573	3.90%	80,528	5.52%	63,943	6.23%
Other time deposits	105,357	3.64%	117,581	5.69%	110,023	6.02%
Total interest bearing deposits	282,824	3.13%	260,545	4.85%	229,075	5.19%
Total deposits	**$ 324,436**		**$ 300,152**		**$ 269,298**	

Remaining maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 2002, are summarized as follows (in thousands of dollars):

3 months or less	$ 20,994
Over 3 months through 6 months	13,060
Over 6 months through 12 months	10,122
Over 1 year	19,879
Total	**$ 64,055**

Other funds were invested in other earning assets such as federal funds at minimum levels necessary for operating needs for liquidity.

Liquidity and Interest Rate Sensitivity Management

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate balance between interest sensitive earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Neither the Corporation nor its bank subsidiary have historically incurred off-balance sheet obligations through the use of or investment in off-balance sheet derivative financial instruments of structured finance or special purpose

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

entities organized as corporations, partnerships or limited liability companies or trusts. However, the Corporation's bank subsidiary is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The following table summarizes the First National's involvement in financial instruments with off-balance-sheet risk as of December 31:

	Amount		
	2002	2001	2000
Commitments to extend credit	$ 26,687,814	$ 22,471,733	$ 18,486,080
Standby letters of credit	661,261	694,489	359,178
Mortgage loans sold with repurchase requirements outstanding	6,681,155	2,375,525	1,570,773

Marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. Securities maturing in one year or less amounted to $14.0 million at December 31, 2002, representing 12.3% of the investment securities portfolio, an increase from the 8.7% level of 2001. Management believes that the investment securities portfolio, along with additional sources of liquidity, including federal funds sold, and maturing loans provides the Corporation with adequate liquidity to meet its funding needs.

Interest rate sensitivity varies with different types of interest earning assets and interest bearing liabilities. Overnight federal funds, on which rates change daily, and loans which are tied to the prime rate differ considerably from long term investment securities and fixed rate loans. Similarly, time deposits over $100,000 and money market certificates are much more interest-sensitive than are savings accounts. Fifty percent of money market accounts are classified as repricing in 4 to 12 months, with the remaining fifty percent classified as repricing in over one year but through three years. Regular savings and NOW accounts are classified by management as sixty percent repricing over one year through three years, twenty percent repricing over 3 years through 5 years, and the remaining twenty percent repricing over 5 years. At December 31, 2002 the Corporation had a total of $44.2 million in certificates of $100,000 or more which would mature in one year or less. In addition, consumer certificates of deposits of smaller amounts generally mature every six months, while money market deposit accounts mature on demand.

Interest rate sensitivity gaps by maturities are summarized in the following table:

December 31, 2002	0-30 days	31-90 days	91-365 days	+1-3 years	+3 -5 years	Over 5 years	Total
				(dollars in thousands)			
Interest-sensitive assets							
Loans and leases	$ 39,877	$ 22,223	$ 58,719	$ 88,698	$ 10,581	$ 5,067	$ 225,165
Taxable securities	3,564	5,348	24,516	28,528	7,550	11,528	81,033
Nontaxable securities	-	482	2,150	7,927	7,380	9,621	27,561
Federal funds sold	6,628	-	-	-	-	-	6,628
Total	**$ 50,069**	**$ 28,053**	**$ 85,385**	**$ 125,153**	**$ 25,511**	**$ 26,216**	**$ 340,387**
Interest-sensitive liabilities							
Demand deposits	-	-	-	16,535	5,511	5,511	27,557
Savings	-	-	39,092	54,615	5,173	5,173	104,053
Time	30,160	20,272	58,504	42,509	7,108	-	158,553
Other borrowed funds	26	52	238	491	400	2,355	3,562
Total	**30,186**	**20,324**	**97,834**	**114,150**	**18,192**	**13,039**	**293,725**
Interest sensitivity gap	$ 19,883	$ 7,729	$ (12,449)	$ 11,003	$ 7,319	$ 13,177	$ 46,662
Cumulative gap	$ 19,883	$ 27,612	$ 15,163	$ 26,166	$ 33,485	$ 46,662	$ 46,662
Cumulative RSA/RSL	1.659	1.547	1.102	1.100	1.119	1.159	1.159
Ratio of cumulative gap to earning assets	5.84%	8.11%	4.45%	7.69%	9.84%	13.71%	13.71%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The primary interest sensitive assets and liabilities in this maturity range are commercial loans, which are included in loans and leases above and large certificates of deposit, included above in time deposits. The Corporation is in a positive gap position in most of the intervals, indicating that it has more rate sensitive assets which it can reprice in the indicated time span than it has rate sensitive liabilities. This normally indicates that the Corporation would be in position to reprice its rate-sensitive asset accounts (loans and investments) more quickly than it would its rate-sensitive liabilities (deposits). During periods of rising interest rates the positive gap would work to the Corporation's advantage, widening the net interest spread between assets and liabilities. To the contrary, however, during periods of declining rates the positive gap would be to the Corporation's disadvantage, with the net interest spread shrinking. Theoretically, a gap position of near zero would produce minimum fluctuations of the net interest spread over long periods of time, negating the effect of rising and falling interest rate environments. A negative gap position would essentially reverse the effects of rising and falling rates.

It is management's objective to minimize this gap through the asset/liability management process. The gap position is closely monitored, and investment decisions and deposit and loan pricing structures are configured with the gap position in mind. The gap table is updated at least monthly or more often if considered necessary. Asset/Liability management limits the ratio of rate sensitive assets to rate sensitive liabilities that mature or reprice in one year or less to not less than 0.70 and not more than 1.20. At December 31, 2002, the RSA/RSL was 1.10 at the one year or less level. If the RSA/RSL ratio is outside this parameter, management will take action to review asset and liability mixes, maturities, yields, and costs, review objectives and strategies, and determine if changes are needed.

Capital Resources, Capital and Dividends

Regulatory requirements place certain constraints on the Corporation's capital. In order to maintain appropriate ratios of equity to total assets, a corresponding level of capital growth must be achieved. Growth in total average assets was 7.5% in 2002 and 11.2% in 2001. The corresponding percentage increase in average equity amounted to 5.3% in 2002 and 4.5% in 2001.

The Corporation's equity capital was $44,002,249 at December 31, 2002 as compared to $41,735,210 at December 31, 2001, for an increase of 5.4% over the period. The Corporation's equity-to-average asset ratio was 11.8%, as compared to 12.0% for 2001. Management believes that the maintenance of this ratio during 2002 indicates that the Corporation's 2002 earnings were sufficient to keep pace with its growth in total assets. The Corporation expects to maintain a capital to asset ratio that reflects financial strength and conforms to current regulatory guidelines. The ratio of dividends to net income was 66.4% in 2002, 61.0% in 2001, and 60.9% in 2000.

As of December 31, 2002, the authorized number of common shares was 10 million shares, with 1,642,036 shares issued and outstanding.

The FRB, the OCC and the FDIC have issued risk-based capital guidelines for U.S. banking organizations. These guidelines provide a uniform capital framework that is sensitive to differences in risk profiles among banking companies.

Under these guidelines, total capital consists of Tier I capital (core capital, primarily stockholders' equity) and Tier II capital (supplementary capital, including certain qualifying debt instruments and the loan loss reserve). Assets are assigned risk weights ranging from 0% to 100% depending on the level of credit risk normally associated with such assets. Off-balance sheet items (such as commitments to make loans) are also included in assets through the use of conversion factors established by regulators and are assigned risk weights in the same manner as on-balance sheet items. Banking institutions were expected to achieve a Tier I capital to risk-weighted assets ratio of at least 4.00%, a total capital (Tier I plus Tier II) to risk-weighted assets ratio of at least 8.00%, and a Tier I capital to total assets ratio (leverage ratio) of at least 4.00%. As of December 31, 2002, the Corporation and its bank subsidiary, had ratios exceeding the regulatory requirements to be classified as "well capitalized," the highest regulatory capital rating. The Corporation's and First National's ratios are illustrated in Note M to the Consolidated Financial Statements.

Management is not aware of any known trends, events, uncertainties or current recommendations by the regulatory authorities that would have a material adverse effect on the Corporation's liquidity, capital resources or operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Item 7A: Quantitative and qualitative Disclosures about Market Risk

The Corporation's primary place of exposure to market risk is interest rate volatility of its loan portfolio, investment portfolio, and its interest bearing deposit liabilities. Fluctuations in interest rates ultimately impact both the level of income and expense recorded on a large portion of the Corporation's assets and liabilities, and the market value of interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity.

Simulation modeling is used to evaluate both the level of interest rate sensitivity as well as potential balance sheet strategies. Important elements in this modeling process include the mix of floating rate versus fixed rate assets and liabilities; the repricing/maturing volumes and rates of the existing balance sheet; and assumptions regarding future volumes, maturity patterns and pricing under varying interest rate scenarios. As of December 31, 2002, a -200 basis point rate shock was estimated to decrease net interest income $1,199,139, or 8.2%, over the next twelve months, as compared to rates remaining stable. This is just outside the Bank's Asset/Liability policy limit of 7.0%. However, the -200 basis point rate shock would only change the current present value of the Bank's equity by 3.4%, well within the policy limits of 25%. This simulation analysis assumes that NOW and savings accounts have a lower correlation to changes in market interest rates than do loans, investment securities and time deposits. The simulation analysis takes into account the call features of certain investment securities based upon the rate shock, as well as estimated prepayments on loans. The simulation analysis assumes no change in the Bank's asset/liability composition due to the inherent uncertainties of specific conditions and corresponding actions of management. Although the Bank's net interest income exposure is outside its policy limits at December 31, 2002, it is well within its current value of equity exposure under the same -200 basis point rate shock. A drop in market interest rates of 200 basis points would leave all non-maturity deposits at their floor levels, since they were already near or below 2.0% at December 31, 2002. This is the predominant cause for the Bank's net interest income exposure being above the policy limits at the end of 2002. Management has decided to take no significant action at this time to comply with its policy limits regarding net interest income exposure since market interest rates are at historically low levels and the likelihood of a 200 basis point drop in market interest rates is felt to be very unlikely, as well as the fact the Bank is well under its policy limit regarding the current present value of its equity.

More about market risk is included in Management's Discussion and Analysis under the heading "Liquidity and Interest Rate Sensitivity Management." All market risk sensitive instruments described within that section have been entered into by the Corporation for purposes other than trading. The Corporation does not hold market risk sensitive instruments for trading purposes. The Corporation is not subject to any foreign currency exchange or commodity price risk.

The following table provides information about the Corporation's financial instruments that are sensitive to changes in interest rates as of December 31, 2002.

	Expected Maturity Date for year ending December 31, 2002							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
				(in thousands of dollars)				
Interest-sensitive assets								
Loans and leases								
Variable rate	$ 5,502	$ 2,771	$ 2,344	$ 2,212	$ 557	$ 29,200	$42,586	$ 42,223
Average interest rate	5.08%	5.78%	5.25%	4.55%	5.15%	5.89%	5.66%	
Fixed rate	78,041	33,201	55,037	8,976	7,203	7,323	189,781	190,196
Average interest rate	8.00%	8.64%	7.47%	8.09%	7.36%	7.45%	7.92%	
Securities	37,819	18,740	17,715	7,612	7,318	21,149	110,353	113,834
Average interest rate	4.66%	5.54%	5.80%	5.10%	4.85%	6.15%	5.32%	
Federal funds sold	5,220						5,220	5,220
Average interest rate	1.12%						1.12%	
Interest-sensitive liabilities								
Interest-bearing deposits								
Variable rate	134,593	1,675	-	-	-	-	136,268	132,596
Average interest rate	1.70%	1.65%	0.00%	0.00%	0.00%	0.00%	1.70%	
Fixed rate	103,885	36,911	5,276	752	6,360	30	153,214	154,560
Average interest rate	2.88%	3.44%	4.49%	4.86%	4.67%	4.40%	3.15%	
Long-term borrowings	316	279	212	195	205	2,355	3,562	3,815
Average interest rate	5.84%	5.83%	5.78%	5.65%	5.66%	5.24%	5.42%	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Market and Dividend Information

Common stock of First Pulaski National Corporation is not traded through an organized exchange but is traded between local individuals. As such, price quotations are not available on NASDAQ or any other quotation service, the Corporation's Board of Directors has historically determined the "fair market value" of the Corporation's common stock for purposes of the Corporation's stock option plans, employee stock purchase plans, and employee stock ownership plans, based upon a valuation provided by an independent third party appraisal firm. The most recent valuation (which was dated September 30, 2002) indicated a "fair market value" of $31.00 per share. The following trading prices for 2002 and 2001 represent trades of which the Corporation was aware, primarily through its officers and directors and those of the Bank, and do not necessarily include all trading transactions for the period and may not necessarily reflect actual stock values.

	Trading Prices	Dividends Paids
1st Quarter, 2002	$35.00 - 50.00	$0.41
2nd Quarter, 2002	$28.00 - 50.00	$0.41
3rd Quarter, 2002	$27.60 - 50.00	$0.41
4th Quarter, 2002	$28.00 - 50.00	$0.42
Total Annual Dividend 2002		**$1.65**
1st Quarter, 2001	$33.00 - 50.00	$0.41
2nd Quarter, 2001	$27.60 - 50.00	$0.41
3rd Quarter, 2001	$28.00 - 50.00	$0.41
4th Quarter, 2001	$48.00 - 50.00	$0.42
Total Annual Dividend 2001		**$1.65**

There are approximately 1,430 shareholders of record of the Corporation's common stock as of February 28, 2003.

The Corporation reviews its dividend policy at least annually. The amount of the dividend, while in the Corporation's sole discretion, depends in part upon the performance of First National. The Corporation's ability to pay dividends is restricted by federal laws and regulations applicable to bank holding companies, and by Tennessee laws relating to the payment of dividends by Tennessee corporations. Because substantially all operations are conducted through its subsidiaries, the Corporation's ability to pay dividends also depends on the ability of the subsidiaries to pay dividends to the Corporation. The ability of First National to pay cash dividends to the Corporation is restricted by applicable regulations of the OCC and the FDIC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial Data

Basic earnings per share figures in the tables which follow are based on weighted average numbers of shares outstanding of 1,635,777 shares for 2002, 1,632,054 shares for 2001, 1,639,602 shares for 2000, 1,666,429 shares for 1999, and 1,648,237 shares for 1998, after giving retroactive effect of the merger of the Corporation and Belfast Holding Company in 2001. Note O to the Consolidated Financial Statements which follows shows figures for basic earnings per share and gives effect to dilutive stock options in determining diluted earnings per share. Total average equity is net of unrealized gain or loss on securities.

	For Year Ended December 31,				
	2002	2001	2000	1999	1998
	(dollars in thousands, except per share data)				
Interest income	$ 24,495	$ 26,761	$ 25,629	$ 24,034	$ 24,390
Interest expense	8,962	12,756	11,992	9,962	10,214
Net interest income	15,533	14,005	13,637	14,072	14,176
Loan loss provision	1,614	1,047	462	861	1,721
Non-interest income	3,780	4,026	3,146	2,777	2,807
Non-interest expense	11,759	10,762	10,002	10,188	9,185
Income before income tax	5,940	6,222	6,319	5,800	6,077
Net income	4,066	4,255	4,272	3,915	4,018
Total assets	$ 381,670	$ 363,632	$ 324,731	$ 301,105	$ 295,696
Loans, net of unearned interest	233,255	208,917	197,348	192,181	186,779
Securities	114,161	115,550	98,524	75,992	72,765
Deposits	331,248	316,634	280,077	258,029	252,377
Per Share Data:					
Net Income-Basic	$ 2.49	$ 2.61	$ 2.61	$ 2.35	$ 2.44
Net Income-Diluted	2.47	2.60	2.59	2.34	2.43
Cash dividends paid	1.65	1.57	1.59	1.59	1.54
Total average equity	$ 41,083	$ 39,461	$ 38,899	$ 39,149	$ 37,632
Total average assets	373,179	347,191	312,178	302,900	291,396
Total year-end assets	381,670	363,632	324,731	300,888	295,753
Total long-term debt	3,562	1,456	1,659	1,849	2,028
Ratios:					
Avg equity to avg assets	11.01%	11.37%	12.46%	12.92%	12.91%
Return on average equity	9.90%	10.78%	10.98%	10.00%	10.68%
Return on average assets	1.09%	1.23%	1.37%	1.29%	1.38%

Note: Total average equity in the above table is net of unrealized gain/loss on investment securities.